Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

DEMANDTEC, INC.,

MOGUL MERGER SUB, INC.

M-FACTOR, INC.

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC, as

STOCKHOLDERS’ REPRESENTATIVE

Dated as of March 9, 2011

i

ii

Exhibit A	Form of Stockholder Written Consent
Exhibit B	Form of Company Counsel Legal Opinion
Exhibit C	Form of Letter of Transmittal
Exhibit D	Form of Note Holder Joinder Agreement
Exhibit E	Form of Certificate of Amendment to the Certificate of Incorporation of the Company

Schedule 1.01	Schedule of Principal Stockholders
Schedule 2.01	Schedule of Certain Company Transaction Expenses
Schedule 6.04(a)(i)	Schedule of Key Employees Entering Into Employment Agreements
Schedule 6.04(a)(ii)	Schedule of Individuals Entering Into Employment Agreements
Schedule 6.04(b)	Schedule of Individuals Entering Into Non-Solicitation Agreements
Schedule 7.02(c)	Approvals
Schedule 7.02(g)	Agreement to be Terminated

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of March 9, 2011 (this “Agreement”), among DEMANDTEC, INC., a Delaware corporation (“Parent”), MOGUL MERGER SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), M-FACTOR, INC., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as Stockholders’ Representative (as defined in Section 9.05 hereof).

W I T N E S S E T H

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Parent and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”);

WHEREAS, the Board of Directors of the Company has (i) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, (ii) unanimously approved and adopted this Agreement, the Merger, and the other transactions contemplated by this Agreement, and (iii) determined to unanimously recommend that the stockholders of the Company approve and adopt this Agreement and the Merger;

WHEREAS, the Boards of Directors of each of Parent and Merger Sub have (i) determined that the Merger is consistent with and in furtherance of the long-term business strategy of Parent and fair to, and in the best interests of, Parent, Merger Sub and their respective stockholders and (ii) approved and adopted this Agreement, the Merger, and the other transactions contemplated by this Agreement;

WHEREAS, certain stockholders of the Company own such number of shares of common stock, $0.0001 par value, of the Company (the “Company Common Stock”), such number of shares of Series A Preferred Stock, par value $0.0001 per share, of the Company (the “Company Series A Preferred Stock”), such number of shares of Series B Preferred Stock, par value $0.0001 per share, of the Company (the “Company Series B Preferred Stock”), such number of shares of Series C Preferred Stock, par value $0.0001 per share, of the Company (the “Company Series C Preferred Stock”) and/or such number of shares of Series D Preferred Stock, par value $0.0001 per share, of the Company (the “Company Series D Preferred Stock,” and together with the Company Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, the “Company Preferred Stock,” and, the Company Common Stock together with the Company Preferred Stock, the “Company Stock”) as is set forth opposite such stockholder’s name in Section 1.01 of the Company Disclosure Schedule (as defined in Article III) (such stockholders being referred to herein as the “Principal Stockholders”);

WHEREAS, pursuant to the Merger, each outstanding share of Company Stock shall be either cancelled for no consideration or converted into the right to receive cash, at the rate determined in this Agreement;

WHEREAS, certain individuals (collectively the “Note Holders” and each a “Note Holder”) hold Convertible Promissory Notes (as defined below), which will be terminated and cancelled in exchange for the right to receive cash, as determined in this Agreement;

WHEREAS, a portion of the cash otherwise payable by Parent in connection with the Merger shall be held back by Parent, the release of which amount shall be contingent upon certain events and conditions, all as set forth in this Agreement;

WHEREAS, prior to the Closing, each individual listed on Schedule 6.04(a)(i), and at least 90% of the individuals listed on Schedule 6.04(a)(ii), is entering into an Employment Agreement (as defined in Section 6.04(a));

WHEREAS, prior to the Closing, each individual listed on Schedule 6.04(b) is entering into a Non-Solicitation Agreement (as defined in Section 6.04(b));

WHEREAS, immediately after the execution and delivery of this Agreement, the Principal Stockholders holding sufficient Company Stock to adopt this Agreement by the Required Vote (as defined in Section 3.16) will execute an irrevocable written consent, release and joinder in the form of Exhibit A (the “Company Stockholders Written Consent”); and

WHEREAS, certain capitalized terms used in this Agreement are defined in Section 10.02 of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub, the Company and the Stockholders’ Representative hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01  The Merger.  Upon the terms of this Agreement and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined in Section 1.02), Merger Sub shall be merged with and into the Company.  As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 1.02  Effective Time; Closing.  As promptly as practicable following the satisfaction or, if permissible by the express terms of this Agreement, waiver of the conditions set forth in Article VII (or such other date as may be agreed by each of the parties hereto), the parties hereto shall cause the Merger to be consummated by (i) filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and (ii) making all other filings and recordings required under the DGCL.  The term “Effective Time” means the date and time of the filing of the Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger).  Immediately prior to the filing of the Certificate of Merger, a closing (the “Closing”) will be held at the offices of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, at 1200 Seaport Boulevard, Redwood City, California 94063 (or such other place as the parties may agree).  The date on which the Closing shall occur is referred to herein as the “Closing Date.”

SECTION 1.03  Effect of the Merger.  At and after the Effective Time, the Merger shall have the effects as set forth in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

SECTION 1.04  Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a)                                  At the Effective Time, the Certificate of Incorporation of the Company as the Surviving Corporation shall be amended and restated to read the same as the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that Section 1 of the amended and restated Certificate of Incorporation of the Surviving Corporation, instead of reading the same as Section 1 of the Certificate of Incorporation of Merger Sub, shall read as follows:  “The name of this corporation is M-Factor, Inc.”.

(b)                                 At the Effective Time, the Bylaws of the Company as the Surviving Corporation shall be amended to read the same as the Bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that all references to Merger Sub in the Bylaws of the Surviving Corporation shall be changed to refer to M-Factor, Inc.

SECTION 1.05  Directors and Officers.  The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

ARTICLE II

MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

SECTION 2.01  Merger Consideration.

(a)                                  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(i)                                     each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.01(a)(vi) and any Dissenting Shares (as defined in Section 2.06)) shall be converted into the right to receive an amount of cash equal to the Common Cash Consideration (as defined in Section 2.01(b)) without interest thereon;

(ii)                                  each share of Company Series D Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Series D Stock to be canceled pursuant to Section 2.01(a)(vi) and any Dissenting Shares (as defined in Section 2.06)) shall be converted into the right to receive an amount of cash equal to the Series D Cash Consideration, if any, (as defined in Section 2.01(b)) without interest thereon;

(iii)                               each share of Company Series C Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Series C Stock to be canceled pursuant to Section 2.01(a)(vi) and any Dissenting Shares (as defined in Section 2.06)) shall be cancelled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto;

(iv)                              each share of Company Series B Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Series B Stock to be canceled pursuant to Section 2.01(a)(vi) and any Dissenting Shares (as defined in Section 2.06)) shall be cancelled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto;

(v)                                 each share of Company Series A Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Series A Stock to be canceled pursuant to Section 2.01(a)(vi) and any Dissenting Shares (as defined in Section 2.06)) shall be cancelled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto;

(vi)                              each share of Company Stock held in the treasury of the Company and each share of Company Stock owned by Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto; and

(vii)                           each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.  The stock certificate evidencing shares of common stock of Merger Sub shall then evidence ownership of the outstanding share of common stock of the Surviving Corporation.

(b)                                 As used in this Agreement, the following terms have the following meanings:

(i)                                     “Merger Consideration” means the amount equal to (A) $9,500,000 minus (C) Company Transaction Expenses.

(ii)                                  “Common Cash Consideration” means $0.01 per share.

(iii)                               “Common Stock Consideration” means an amount equal to

Common Cash Consideration multiplied by number of shares of Common Stock issued and outstanding immediately prior to the Effective Time.

(iv)                              “Company Debt” means all amounts payable (including any fees or change of control premiums) under those certain convertible promissory notes (each a “2010 Convertible Promissory Note” and collectively the “2010 Convertible Promissory Notes”) issued by the Company pursuant to that certain Note Purchase Agreement, dated as of July 19, 2010, and any additional convertible promissory notes issued by the Company after the date hereof in compliance with Section 5.01 (the “2011 Convertible Promissory Notes” and together with the 2010 Convertible Promissory Notes, the “Convertible Promissory Notes”).

(v)                                 “Maximum Company Debt Payment” means the lesser of (A) the amount of Company Debt payable under the Convertible Promissory Notes at Closing and (B) the amount equal to the Merger Consideration minus the Carve-Out Payments minus the Common Stock Consideration.

(vi)                              “Carve-Out Payments” means the aggregate payments to be made to certain service providers of the Company pursuant to the Company’s Management Incentive Plan including any payments made upon consummation of the Merger.

(vii)                           “Company Transaction Expenses” means (A) all third party costs and expenses (including legal and accounting fees and expenses and any investment banking or advisory fees and expenses and any fees payable to any directors) incurred by the Company in connection with this Agreement and the transactions contemplated hereby, (B) any and all costs and expenses relating to or arising from obtaining or maintaining the D&O Tail Insurance Policy, (C) to the extent not paid by the Company prior to Closing, any employee or consultant severance costs or obligations of the Company or its Subsidiary, (D) without duplication of the foregoing, the obligations of the Company identified on Schedule 2.01 hereof, and (E) any employment or payroll Taxes with respect to the Carve-Out Payments or any payments constituting Company Transaction Expesnses, whether payable by Parent or the Company.

(viii)                        “Management Incentive Plan” means that certain Company employee incentive plan titled “Management Incentive Plan” adopted by the Company’s Board of Directors on March 8, 2011, as may be amended prior to the date hereof.

(ix)                                “Series D Cash Consideration” means an amount per share equal to (A) the Merger Consideration minus the Carve-Out Payments minus the Company Debt minus the Common Stock Consideration divided by (B) the total number of shares of Series D Preferred Stock issued and outstanding immediately prior to the Effective Time.  For the avoidance of doubt the Series D Cash Consideration cannot be less than zero.

(x)                                   “Holdback Amount” means $500,000.

SECTION 2.02   Exchange of Certificates.

(a)                                  Exchange Procedures.  From and after the Effective Time, U.S. Bank National Association (the “Paying Agent”) shall act as payment agent in effecting the exchange of the Common Cash Consideration for certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (“Company Share Certificates”) and which were converted into the right to receive the applicable Cash Consideration pursuant to Section 2.01.  As promptly as practicable after the Effective Time, but in no event later than two (2) business days following the Effective Time, Paying Agent shall mail to each record holder of Company Share Certificates a letter of transmittal in the form attached hereto as Exhibit C (the “Letter of Transmittal”) and instructions for use in surrendering such Company Share Certificates and receiving the applicable Cash Consideration pursuant to Section 2.01.

Upon the surrender of each Company Share Certificate for cancellation to Paying Agent, together with a properly completed Letter of Transmittal:

(i)                                     Paying Agent shall cause to be paid to the holder of such Company Common Stock in exchange therefor an amount of cash, without interest, representing the Common Cash Consideration to which such holder is entitled pursuant to Section 2.01; and

(ii)                                  the Company Share Certificates so surrendered shall forthwith be cancelled.

In the event of a transfer of ownership of shares of Company Stock that is not registered in the transfer records of the Company, the applicable Cash Consideration may be paid to a person other than the person in whose name the Company Share Certificate so surrendered is registered if the Company Share Certificate representing such shares of Company Stock is presented to Parent, accompanied by all documents required to evidence and effect such transfer and evidence that (i) the shares are transferable and (ii) any applicable stock transfer taxes have been paid.

Until surrendered as contemplated by this Article II, each Company Share Certificate shall, subject to appraisal rights under the DGCL (and if the Company is subject to Section 2115 of the California Corporations Code, Chapter 13 of the California Corporations Code) and Section 2.06, be deemed at any time after the Effective Time to represent only the right to receive upon surrender the applicable Cash Consideration with respect to the shares of Company Stock formerly represented thereby to which such holder is entitled pursuant to Section 2.01.

(b)                                 Holdback Amount.  Parent shall withhold the Holdback Amount from the amounts payable to the Note Holders pursuant to this Agreement and the Note Holder Joinder Agreements at the Effective Time.  The Holdback Amount shall not be delivered to the Note Holders following the Closing and shall instead be held by Parent pursuant to the terms of this Agreement.  Subject to the conditions and limitation of Article IX, Parent shall be entitled to retain and subtract from the Holdback Amount the amount of any Losses for which the Note Holders are obligated to indemnify an Indemnified Party pursuant to Article IX.  Distributions of any Holdback Amount shall be governed by the terms and conditions of this Agreement.  No interest shall accrue on the Holdback Amount.  The adoption of this Agreement and the approval of the Merger by the Company Stockholders and execution of a Note Holder Joinder Agreement by the Note Holders shall constitute approval of Parent’s retention of the Holdback Amount and of all the arrangements relating thereto, including, without limitation, the subtraction of the Holdback Amount at Closing and the appointment of the Stockholders’ Representative.  The parties agree for Tax purposes that (i) the rights of the Note Holders to the Holdback Amount shall be treated as deferred contingent purchase price, (ii) if and to the extent any such amounts are actually paid to the Note Holders, interest may be imputed on such amounts, as required by Section 483 or 1274 of the Code, and (iii) Parent shall be treated as the owner of the Holdback Amount and all interest and other income earned thereon.

(c)                                  No Further Rights in Company Stock.  The Merger Consideration paid upon the conversion of shares of Company Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Stock.

(d)                                 No Liability.  Neither Parent nor the Surviving Corporation shall be liable to any holder of shares of Company Stock for any such Merger Consideration or cash properly and legally delivered to a public official pursuant to any abandoned property, escheat or similar Law (as defined in Section 3.06(a)).

(e)                                  Withholding Rights.  Each of the Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax (as defined in Section 3.15(k)) Law.  To the extent that amounts are so withheld by the Surviving Corporation, Parent, or Paying Agent as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock in respect of which such deduction and withholding were made by the Surviving Corporation, Parent, or Paying Agent as the case may be.

(f)                                    Lost Certificates.  If any Company Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Share Certificate to be lost, stolen or destroyed and, if required by Parent or Paying Agent, the posting by such person of a bond, in such reasonable amount as the Parent or Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Company Share Certificate, Paying Agent shall pay in exchange for such lost, stolen or destroyed Company Share Certificate, the applicable Cash Consideration or Common Cash Consideration to which such person is entitled pursuant to the provisions of this Article II.

(g)                                 Return of Cash Not Distributed.  Promptly following the end of the sixth full calendar month after the Effective Time, the Paying Agent shall return to Parent all of the remaining cash in the Paying Agent’s possession and the Paying Agent’s duties shall terminate.  Thereafter, upon the surrender of a Company Share Certificate to Parent, together with a properly executed Letter of Transmittal and forms of stock power and such other documents as may reasonably be required by Parent, and subject to applicable abandoned property, escheat and similar Laws, the holder of such Company Share Certificate shall be entitled to receive in exchange therefor the applicable cash amount pursuant to Section 2.01 without any interest thereon.

SECTION 2.03  Stock Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Stock thereafter on the records of the Company.  From and after the Effective Time, the holders of certificates representing shares of Company Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Stock, except as otherwise provided in this Agreement or by Law.

SECTION 2.04  Carve-Out Payments.  At and after the Effective Time, the payment of the Carve-Out Payments, net of any required withholding amounts, shall be made in cash by a regular or special payroll payment to each such recipient in accordance with the terms of the Management Incentive Plan.  The Surviving Corporation shall be entitled to deduct and withhold from each Carve-Out Payment all amounts required to be deducted and withheld under the Code, the rules and regulations promulgated thereunder, and any provision of state, local or foreign Tax Law.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement and the Management Incentive Plan as having been paid to the participant in the Management Incentive Plan with respect to whom such amounts were withheld by the Surviving Corporation.  Until payment, all Carve-Out Payments shall be subject to the claims of general unsecured creditors of the Surviving Corporation or Parent, as applicable.

SECTION 2.05  Company Equity Rights.  Any rights, options, warrants or other rights or agreements of any kind that obligate the Company to issue or sell any shares of capital stock or other securities of the Company (collectively, “Company Equity Rights”), which are outstanding, whether or not vested and/or exercisable, immediately prior to the Effective Time and which have not been exercised or cancelled prior thereto, shall terminate and be cancelled as of the Effective Time for no consideration and thereafter be of no further force or effect.  The Company shall take all actions necessary to ensure that (i) all Company Equity Rights, to the extent not exercised prior to the Effective Time, shall terminate and be cancelled as of the Effective Time and thereafter be of no further force or effect, and (ii) no Company Equity Rights are granted after the date of this Agreement.

SECTION 2.06  Dissenting Shares.

(a)                                  Notwithstanding any provision of this Agreement to the contrary, shares of Company Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Stock in accordance with the DGCL (and, if the Company is subject to Section 2115 of the California Corporations Code, such rights as may be granted to such persons in Chapter 13 of the California Corporations Code) (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the applicable Cash Consideration.  Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Stock held by them in accordance with the DGCL (and, if the Company is subject to Section 2115 of the California Corporations Code, such rights as may be granted to such persons in Chapter 13 of the California Corporations Code), unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL (or, if applicable, Chapter 13 of the California Corporations Code).  All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Stock under the DGCL (or, if applicable, Chapter 13 of the California Corporations Code) shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the applicable Cash Consideration, without any interest thereon, upon the surrender, in the manner provided in Section 2.02, of the corresponding Company Share Certificate.

(b)                                 The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other related instruments served pursuant to the DGCL (or, if applicable, Chapter 13 of the California Corporations Code) and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL (or, if applicable, Chapter 13 of the California Corporations Code).  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

SECTION 2.07  Closing Certificate.  Not less than two (2) business days prior to the Closing, the Company shall prepare and deliver a certificate (the “Closing Certificate”) that discloses and certifies to Parent, in each case, as of immediately prior to the Effective Time:

(i)                                     the information regarding the Company’s capitalization required to be set forth on Section 3.04 of the Company Disclosure Schedule;

(ii)                                  the total number of Dissenting Shares, if any, and the names and addresses of the holders thereof;

(iii)                               the amount of all Company Debt;

(iv)                              the respective amounts of all Company Transaction Expenses; and

(v)                                 the Final Conversion Schedule (as defined in Section 6.09).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that the statements contained in this Article III are true and correct as of the date of this Agreement and as of the Effective Time (except for any such representation and warranty that expressly is made as of a specific date, which such representation and warranty shall be true and correct as of such date), subject to such qualifications as set forth in the disclosure schedule delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (the “Company Disclosure Schedule”).  The Company Disclosure Schedule shall be arranged according to specific sections in this Article III and shall provide exceptions to, or otherwise qualify in reasonable detail, only the corresponding section in this Article III and any other section hereof where it is reasonably clear, upon a reading of such disclosure without any independent knowledge on the part of the reader regarding the matter disclosed, that the disclosure applies to such other section.

SECTION 3.01  Organization and Qualification.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and otherwise hold and operate its properties and other assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such corporate power and authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined below).  The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Section 3.01 of the Company Disclosure Schedule sets forth each jurisdiction where the Company is qualified or licensed as a foreign corporation and each other jurisdiction in which the Company owns, uses, licenses or leases real property or has employees or engages independent contractors.  The term “Company Material Adverse Effect” means any event, change, violation, inaccuracy, circumstance or effect (regardless of whether or not such events, changes, violations, inaccuracies, circumstances or effects are inconsistent with the representations or warranties made by the Company in this Agreement) that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business or operations, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities or results of operations of the Company and its Subsidiaries taken as a whole, except for any such events, changes, violations, inaccuracies, circumstances or effects resulting from or arising in connection with (i) any changes in general economic or business conditions or the financial or securities markets generally that do not disproportionately impact the Company relative to other participants in the Company’s industry, (ii) any changes or events affecting the industry in which the Company operates that do not disproportionately impact the Company relative to other participants in Company’s industry, (iii) changes in any applicable Law (as defined below) or U.S. GAAP (as defined below), (iv) changes caused by hostilities, acts of terrorism or war, or any material escalation of any such hostilities, acts of terrorism or war existing on the date hereof that do not disproportionately impact the Company relative to other participants in Company’s industry, (v) the announcement or pendency of the Merger and the transactions contemplated hereby (vi) any action required by this Agreement, or (vii) any facts or circumstances expressly disclosed to Parent on Section 3.01 of the Company Disclosure Schedule (it being understood that in any controversy concerning the applicability of the preceding exceptions, the Company shall have the burden of proof with respect to the elements of such exceptions).

SECTION 3.02  Certificate of Incorporation and Bylaws.  The Company has heretofore made available to Parent a complete and correct copy of (a) the Certificate of Incorporation and the Bylaws of the Company including all amendments thereto, (b) the minute books containing all consents, actions and meeting of the stockholders of the Company and the Company’s Board of Directors and any committees thereof, and (c) the stock transfer books of the Company setting forth all issuances or transfers of any capital stock of the Company.  Such Certificate of Incorporation and Bylaws are in full force and effect.  The Company is not in violation of any of the provisions of its Certificate of Incorporation or Bylaws.  The corporate minute books, stock certificate books, stock registers and other corporate records of the Company are complete and accurate in all material respects, and the signatures appearing on all documents contained therein are the true or facsimile signatures of the persons purported to have signed the same.

SECTION 3.03  Subsidiaries.

(a)                                  Section 3.03(a) of the Company Disclosure Schedule sets forth:  (i) the name of each corporation, partnership, limited liability company, joint venture or other entity in which the Company has, directly or indirectly, an equity interest representing 50% or more of the capital stock thereof or other equity interests therein (individually, a “Subsidiary” and, collectively, the “Subsidiaries”); (ii) the number and type of outstanding equity securities of each Subsidiary and a list of the holders thereof; (iii) the jurisdiction of organization of each Subsidiary; (iv) the name of the officers and directors of each Subsidiary; and (v) the jurisdictions in which each Subsidiary is qualified or holds licenses to do business as a foreign corporation.

(b)                                 Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.  Each Subsidiary is duly qualified or licensed to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each Subsidiary has all requisite power and authority to carry on its business as it is now being conducted and to own, lease and otherwise use the assets and properties owned and used by it.  The Company has delivered to the Parent complete and accurate copies of the charter, Bylaws or other organizational documents of each Subsidiary.  No Subsidiary is in default under or in violation of any provision of its charter, Bylaws or other organizational documents.  All of the issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.  All shares of each Subsidiary are held of record or owned beneficially by either the Company or another Subsidiary and are held or owned free and clear of any restriction on transfer (other than restrictions under federal or state securities laws), claim, security interest, option, warrant, right, lien, call, commitment, equity or demand.  There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company or any Subsidiary is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary.  There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary.  There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary.

(c)                                  The Company does not control, directly or indirectly, or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association which is not a Subsidiary.  There are no contractual obligations of the Company to provide funds to, or make any investment in (whether in the form of a loan, capital contribution or otherwise), any other person.

SECTION 3.04  Capitalization.

(a)                                  As of the date of this Agreement, the authorized capital stock of the Company consists of 175,000,000 shares of Company Common Stock, 9,270,662 shares of Company Series A Preferred Stock, 3,204,429 shares of Company Series B Preferred Stock, 21,704,773 shares of Company Series C Preferred Stock and 66,915,961 shares of Company Series D Preferred Stock.  As of the date of this Agreement, (i) 6,638,110 shares of Company Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable, (ii) no shares of Company Common Stock are held in the treasury of the Company and (iii) 23,923,233 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company Equity Rights.  As of the date of this Agreement, (A) 9,270,662 shares of Company Series A Preferred Stock are issued and outstanding, (B) 3,204,429 shares of Company Series B Preferred Stock are issued and outstanding, (C) 21,283,322 shares of Company Series C Preferred Stock are issued and outstanding, and (D) 65,931,909 shares of Company Series D Preferred Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable.  As of the date of this Agreement, each share of Company Preferred Stock is convertible into one share of Company Common Stock.  Except as set forth in the foregoing sentence, there are no other shares of Company Preferred Stock outstanding as of the date of this Agreement.  As of the date of this Agreement, the outstanding shares of Company Common Stock, Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock and Company Series D Preferred Stock are owned as set forth in Section 3.04(a) of the Company Disclosure Schedule.  Section 3.04(a) of the Company Disclosure Schedule also provides an accurate and complete description of the terms of each repurchase option which is held by the Company and to which any of such shares is subject.

(b)                                 As of the date of this Agreement, the Company has reserved 36,637,978 shares of Company Common Stock for issuance under the Company’s 2004 Stock Plan (the “Stock Plan”) of which options to purchase 23,810,733 shares of Company Common Stock are outstanding as of the date of this Agreement.  No Company Option will by its terms require an adjustment in connection with the Merger, except as contemplated by this Agreement.  Neither the consummation of the transactions contemplated by this Agreement, nor any action taken or to be taken by Company in connection with such transactions, will result in (i) any acceleration of exercisability or vesting, whether or not contingent on the occurrence of any event after consummation of the Merger, in favor of any optionee under any Company Option; (ii) any additional benefits for any optionee under any Company Option; or (iii) the inability of Parent after the Effective Time to exercise any right or benefit held by the Company prior to the Effective Time with respect to any shares of Company Common Stock previously issued upon exercise of a Company Option, including, without limitation, the right to repurchase an optionee’s unvested shares on termination of such optionee’s employment.  The termination of Company Options in accordance with Section 2.05 hereunder will not give rise to any event described in clauses (i) through (iii) in the immediately preceding sentence or constitute a breach of the Stock Plan or any agreement entered into pursuant to such plan.

(c)                                  Except as described in Section 3.04(b) above or as set forth in Section 3.04(b) and 3.04(c) of the Company Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character, whether or not contingent, relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any share of capital stock of, or other equity interest in, the Company.  All shares of Company Stock so subject to issuance, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.  The holders of Company Equity Rights have been or will be given, or shall have properly waived, any required notice of the Merger prior to the Effective Time, and all such rights, if any, will terminate at or prior to the Effective Time.

(d)                                 The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(e)                                  All of the securities offered, sold or issued by the Company (i) have been offered, sold or issued in compliance with the requirements of the Federal securities laws and any applicable state securities or “blue sky” laws and (ii) are not subject to any preemptive right, right of first refusal, right of first offer or right of rescission.

(f)                                    Except as set forth in Section 3.04(f) of the Company Disclosure Schedule, the Company has never repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities of the Company or any Subsidiary, other than unvested securities in the ordinary course upon termination of employment or consultancy.  There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any share of capital stock of, or other equity interest in, the Company.  There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party, or of which the Company is aware, that (i) relate to the voting, registration or disposition of any securities of the Company, (ii) grant to any person or group of persons the right to elect, or designate or nominate for election, a director to the Board of Directors of the Company, or (iii) grant to any person or group of persons information rights.

(g)                                 An updated Section 3.04 of the Company Disclosure Schedule reflecting changes permitted by this Agreement in the capitalization of the Company between the date hereof and the Effective Time shall be delivered by the Company to Parent with the Closing Certificate.

SECTION 3.05  Authority Relative to This Agreement.

(a)                                  The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the necessary approvals of the Company Stockholders, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (other than the approval and adoption of this Agreement and the Merger by the Company Stockholders as described in Section 3.16 hereof and the filing and recordation of appropriate merger documents as required by the DGCL).  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity.

(b)                                 Without limiting the generality of the foregoing, the Board of Directors of the Company, at a meeting duly called and held, has unanimously (i) determined that the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and its stockholders, (ii) approved and adopted the Merger, this Agreement and the other transactions contemplated hereby in accordance with the provisions of the DGCL and the Company’s charter documents, and (iii) directed that this Agreement and the Merger be submitted to the Company Stockholders for their approval and adoption and (iv) resolved to recommend that the Company Stockholders vote in favor of the approval and adoption of this Agreement.

SECTION 3.06  No Conflict; Required Filings and Consents.

(a)                                  The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of the Company or any Subsidiary, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.06(b) have been obtained and all filings and obligations described in Section 3.06(b) have been made or complied with, conflict with or violate in any material respect any foreign or domestic (Federal, state, foreign local or municipal law), statute, ordinance, constitution, principle of common law, resolution, franchise, permit, concession, license, writ, decree code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any orders, writs, injunctions, awards, judgments and decrees applicable to the Company or any Subsidiary, as the case may be, or to any of their respective assets, properties or businesses (“Law”) applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) materially conflict with, result in any material breach of or constitute a material default (or an event which with notice or lapse of time or both would become a material default) under, require consent, approval or notice under, give to others any right of termination, amendment, acceleration or cancellation of, require any payment under, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Subsidiary pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected.

(b)                                 The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, order, permit, or authorization from, or registration, notification or filing with, any domestic or foreign governmental, regulatory or administrative authority, agency or commission, any court, tribunal or arbitral body, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental authority (a “Governmental Entity”), except (i) for the filing and recordation of appropriate merger documents as required by the DGCL, and (ii) for such other consents, approvals, orders, permits, authorizations, registrations, notifications or filings, which if not obtained or made would not cause a Company Material Adverse Effect or could not reasonably be expected, individually or in the aggregate, to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

SECTION 3.07  Permits; Compliance.

(a)                                  The Company and each Subsidiary is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company and each Subsidiary to own, lease and otherwise hold and operate its properties and other assets and to carry on its business as it is now being conducted (the “Company Permits”) , except where the failure of the Company to possess such Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  All Company Permits are in full force and effect and will remain so immediately after the Closing and no suspension or cancellation of any Company Permit is pending or, to the knowledge of the Company, threatened.  Neither the Company nor any Subsidiary has received any written notice or other written communication from any Governmental Entity regarding (i) any actual or possible violation of or failure to comply with any term or requirement of any Company Permit, or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Permit.

(b)                                 The Company is not in conflict with, or in default or violation of, in each case, in any material respect, (i) any Law applicable to the Company or by which any property or asset of the Company is bound or affected, (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any property or asset of the Company is bound or affected, or (iii) any Company Permit.

SECTION 3.08  Financial Statements.

(a)                                  True and complete copies of (i) the audited consolidated balance sheets of the Company and the Subsidiaries as of June 30, 2009 and 2010, and the related unaudited statements of operations and changes in cash flows for the years then ended, together with all related notes and schedules thereto (collectively referred to herein as the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company and the Subsidiaries as of December 31, 2010 (the “Reference Balance Sheet”), and the related statements of operations and changes in cash flows for the six months ended December 31, 2010 (collectively referred to herein as the “Interim Financial Statements”, and together with the Audited Financial Statements, the “Financial Statements”), are attached as Section 3.08(a) of the Company Disclosure Schedule.  The Audited Financial Statements and the Interim Financial Statements were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis throughout the periods indicated (except as permitted by U.S. GAAP and that they may not contain all notes required by U.S. GAAP) and each presents fairly, in all material respects, the consolidated financial position of the Company and the Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject to normal and recurring year-end adjustments which were not and are not expected, individually or in the aggregate, to be material).

(b)                                 The Company has in place systems and processes (including the maintenance of proper books and records) that (i) provide reasonable assurances regarding the reliability of the Financial Statements and (ii) in a timely manner accumulate and communicate to the Company’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Financial Statements (such systems and processes are herein referred to as the “Controls”).  To the knowledge of the Company, there has not been any complaint, allegation, deficiency, assertion or claim, whether written or oral, regarding the Controls or the Financial Statements.  To the knowledge of the Company, there have been no instances of fraud, whether or not material, that occurred during any period covered by the Financial Statements.

(c)                                  Except as set forth in Section 3.08(b) of the Company Disclosure Schedule, the Company and its Subsidiaries do not have any debts, liabilities or obligations of any nature (whether known or unknown, accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, or as a guarantor or otherwise) (“Liabilities”) that are required by U.S. GAAP to be reflected, accrued or reserved on a balance sheet of the Company, other than Liabilities (i) recorded or reserved against on the Reference Balance Sheet, (ii) incurred since December 31, 2010 in the ordinary course of the business, consistent with past practice, and (iii) incurred in connection with the transactions contemplated hereby.  Except as set forth in Section 3.08(b) of the Company Disclosure Schedule, reserves are reflected on the Reference Balance Sheet and on the books of account and other financial records of the Company against all Liabilities of the Company in amounts that have been established on a basis consistent with the past practice of the Company and in accordance with U.S. GAAP.  Except as set forth in Section 3.08(b) of the Company Disclosure Schedule, there are no outstanding warranty claims against the Company.

SECTION 3.09  Absence of Certain Changes or Events.  Since December 31, 2010, except as contemplated by or as disclosed in this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course and in a manner consistent with past practice and, since such date, (a) there has not been any Company Material Adverse Effect and (b) the Company and its Subsidiaries have not taken or legally committed to take any of the actions specified in Sections 5.01(a) through 5.01(cc).

SECTION 3.10  Absence of Litigation.  As of the date of this Agreement, there is no litigation, suit, claim, action, or proceeding pending or, to the knowledge of the Company, threatened (or, to the knowledge of the Company, any investigation pending or threatened) against the Company or any Subsidiary, or any property or asset owned or used by the Company or any Subsidiary or any person whose liability the Company or any Subsidiary has or may have assumed, either contractually or by operation of Law, before any arbitrator or Governmental Entity (a “Legal Proceeding”).  To the Company’s knowledge, as of the date of this Agreement no event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to give rise to or serve as a basis of the commencement of any Legal Proceeding described in the foregoing sentence.  As of the date of this Agreement, none of the Company or any Subsidiary, the officers or directors thereof in their capacity as such, or any property or asset of the Company or any Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Entity, or any order, writ, judgment, injunction, decree, determination or award of any court, arbitrator or Governmental Entity.  No claim for indemnification has been made by any director or officer of the Company and the Company has no specific basis to believe that any such claim for indemnification exists or is forthcoming.  Neither the Company nor any Subsidiary has any plans to initiate any Legal Proceeding against any third party.

SECTION 3.11  Employee Benefit Plans; Labor Matters.

(a)                                  Section 3.11(a) of the Company Disclosure Schedule lists (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, stock appreciation right, restricted stock, phantom stock, incentive, deferred compensation, retiree medical, disability or life insurance, cafeteria benefit, dependent care, disability, director or employee loan, fringe benefit, sabbatical, supplemental retirement, severance or other benefit plans, programs or arrangements to which the Company or any Subsidiary is a party, with respect to which the Company or any Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Subsidiary for the benefit of any current or former employee, officer or director of the Company or any Subsidiary, and (ii) any employment agreements, offer letters, severance agreements or other contracts, arrangements or understandings between the Company or any Subsidiary and any employee of the Company or any Subsidiary including, without limitation, any contracts, arrangements or understandings relating to a sale of the Company (each, a “Plan,” and collectively, the “Plans”).  Neither the Company nor any Subsidiary has an express or implied commitment to (x) create, incur liability with respect to, or cause to exist any other employee benefit plan, program or arrangement, (y) enter into any contract or agreement to provide compensation or benefits to any individual or (z) modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

(b)                                 The Company has made available to Parent a true and complete copy of each Plan (or a written summary of any Plan that is not in writing) and a true and complete copy of each material document, if any, prepared in connection with each such Plan, including, without limitation, (i) a copy of each prototype or mass submitter Plan’s adoption agreement, (ii) a copy of each trust or other funding arrangement, (iii) each summary plan description and summary of material modifications, (iv) the three (3) most recent annual reports (Form 5500 series and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Plan, (v) the most recently received Internal Revenue Service determination letter or opinion letter for each Plan intended to qualify under ERISA or the Code, (vi) if applicable, the most recently prepared actuarial report and financial statement in connection with each such Plan, (vii) any correspondence with the Internal Revenue Service or the Department of Labor with respect to each such Plan and (viii) each form of notice of grant and stock option agreement used to document Company Options.

(c)                                  Except as set forth in Section 3.11(c) of the Company Disclosure Schedule, none of the Plans provides for the payment of separation, severance, termination or similar benefits to any person or obligates the Company or any Subsidiary to pay separation, severance, termination or similar-type benefits solely or partially as a result of any transaction contemplated by this Agreement or as a result of a “change in ownership or effective control,” within the meaning of such term under Section 280G of the Code.  Except as disclosed in Section 3.11(c) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or together with another event, will (i) result in any payment (including, without limitation, severance, golden parachute, forgiveness of indebtedness or otherwise) becoming due under any Plan, whether or not such payment is contingent, (ii) increase any benefits otherwise payable under any Plan or other arrangement, (iii) result in the acceleration of the time of payment, vesting or funding of any benefits including, but not limited to, the acceleration of the vesting and exercisability of any Company Option, whether or not contingent or (iv) affect in any material respects any Plan’s current treatment under any Laws, including any tax or social contribution Laws.  No Plan provides, or reflects or represents any liability to provide, retiree health, disability, or life insurance coverage to any person for any reason, except as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or other applicable statute, and the Company has never represented, promised or contracted (whether in oral or written form) to any employee (either individually or to employees as a group) or any other person that such employee or other person would be provided with retiree health, disability, or life insurance coverage after retirement or other termination of employment, except to the extent required by statute.

(d)                                 Each Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, regulations and rules promulgated thereunder including, without limitation, ERISA and the Code.  Each of the Company and each Subsidiary has performed all obligations required to be performed by it under, is not in any respect in default under or in violation of, and has no knowledge of any default or violation by any party to, any Plan.  No action, claim or proceeding is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and to the Company’s knowledge no fact or event exists that could give rise to any such action, claim or proceeding.  Neither the Company nor any person that is a member of the same controlled group as the Company or under common control with the Company within the meaning of Section 414 of the Code (each, an “ERISA Affiliate”) is subject to any penalty or Tax with respect to any Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.  Except as disclosed in Section 3.11(d) of the Company Disclosure Schedule, each Plan described in Section 3.11(a)(i) can be amended, terminated or otherwise discontinued at any time without material liability to Parent, the Company or any of their ERISA Affiliates (other than ordinary administration expenses).  Each Plan is subject only to the laws of the United States or a political subdivision thereof.

(e)                                  Each Plan intended to qualify under Section 401(a) of the Code (i) has received a favorable determination, opinion, notification or advisory letter from the Internal Revenue Service with respect to each such Plan as to its qualified status under the Code, and, to the Company’s knowledge, no fact or event has occurred since the date of such letter from the Internal Revenue Service to adversely affect the qualified status of any such Plan or the exempt status of any such trust, or (ii) has remaining a period of time under applicable Treasury regulations or Internal Revenue Service pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of each such Plan.

(f)                                    Neither the Company nor any Subsidiary nor any ERISA Affiliate maintains or has ever maintained any employee benefit plan subject to Title IV of ERISA.

(g)                                 All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates.  All such contributions have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any Governmental Entity and no fact or event exists which could give rise to any such challenge or disallowance.

(h)                                 Except as set forth in Section 3.11(h) of the Company Disclosure Schedule, (i) neither the Company nor any Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Subsidiary or in the Company’s or any Subsidiary’s business, and currently there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit that would affect the Company or any Subsidiary; (ii) there are no controversies, strikes, slowdowns or work stoppages pending or, to the best knowledge of the Company after due inquiry, threatened between the Company or any Subsidiary and any of its employees, and neither the Company nor any Subsidiary has experienced any such controversy, strike, slowdown or work stoppage within the past three years; (iii) neither the Company nor any Subsidiary has breached or otherwise failed to comply with the provisions of any collective bargaining or union contract and there are no grievances outstanding against the Company or any Subsidiary under any such agreement or contract that would have, or would reasonably be expected to have, a Company Material Adverse Effect; (iv) the Company and each Subsidiary have not engaged in any unfair labor practice, and there are no unfair labor practice complaints pending against the Company or any Subsidiary before the National Labor Relations Board or any other Governmental Entity or any current union representation questions involving employees of the Company or any Subsidiary that would have, or would reasonably be expected to have, a Company Material Adverse Effect; (v) the Company and each Subsidiary are currently in compliance with all applicable Laws relating to the employment of labor, including those related to wages, hours, worker classification (including the proper classification of independent contractors and consultants), collective bargaining, workers’ compensation and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Entity and has withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all amounts required to be withheld from employees of the Company or any Subsidiary and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing; (vi) the Company and each Subsidiary has paid in full to all employees or adequately accrued for in accordance with U.S. GAAP consistently applied all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees; (vii) there is no claim with respect to payment of wages, salary, overtime pay, workers compensation benefits or disability benefits that has been asserted or threatened against the Company or any Subsidiary or that is now pending before any Governmental Entity with respect to any person currently or formerly employed by the Company or any Subsidiary; (viii) neither the Company nor any Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices; (ix) the Company and each Subsidiary are in compliance with all Laws and regulations relating to occupational safety and health Laws and regulations, and there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or threatened with respect to the Company or any Subsidiary; (x) the Company and each Subsidiary are in compliance with all Laws and regulations relating to discrimination in employment, and there is no charge of discrimination in employment or employment practices for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or, to the knowledge of the Company, threatened against the Company or any Subsidiary or that is now pending before the United States Equal Employment Opportunity Commission or any other Governmental Entity; and (xi) each employee of the Company and each Subsidiary who is located in the United States and is not a United States citizen has all approvals, authorizations and papers necessary to work in the United States in accordance with applicable Law.

(i)                                     Section 3.11(i) of the Company Disclosure Schedule contains a true and complete list of (i) all individuals who serve as employees of or consultants to the Company and each Subsidiary as of the date hereof, identifying any employee who is currently on a leave of absence, (ii) in the case of such employees, the position, date of hire, office location, base compensation, bonus or commission opportunity (if any), severance payment entitlement (if any), accrued vacation pay or PTO as of February 28, 2011 and any other material compensation (including without limitation housing or automobile allowances, compensation payable pursuant to deferred compensation arrangements or other compensation) applicable to each employee, and (iii) in the case of each such consultant, the consulting rate payable to such individual.  Except as set forth on Section 3.11(i) of the Company Disclosure Schedule, the employment of each employee of the Company is terminable “at will”.

(j)                                     To the Company’s knowledge, no employee of or consultant to the Company or any Subsidiary has been injured in the workplace or in the course of his or her employment or consultancy, except for injuries which are covered by insurance or for which a claim has been made under worker’s compensation or similar Laws.

SECTION 3.12  Contracts.

(a)                                  Section 3.12(a) of the Company Disclosure Schedule lists (under the appropriate subsection) each of the following written or oral contracts and agreements to which the Company or any Subsidiary is a party as of the date hereof (such contracts and agreements being the “Material Contracts”):

(i)                                     each contract for the purchase or material license by each current or former customer of the Company’s products or services with payments greater than $25,000 in the aggregate or $10,000 per year, as applicable ;

(ii)                                  each contract and agreement for the purchase or lease of personal property with any supplier or for the furnishing of services to the Company or any Subsidiary with payments greater than $25,000 in the aggregate or $10,000 per year, as applicable;

(iii)                               all broker, exclusive dealing or exclusivity, distributor, dealer, manufacturer’s representative, franchise, agency and sales promotion contracts and agreements to which the Company or any Subsidiary is a party or any other contract that compensates any person based on any sales by the Company or any Subsidiary;

(iv)                              all leases and subleases of real property;

(v)                                 all contracts and agreements relating to indebtedness other than trade indebtedness of the Company or any Subsidiary, including any contracts and agreements in which the Company or any Subsidiary is a guarantor of indebtedness;

(vi)                              all contracts and agreements with any Governmental Entity to which the Company or any Subsidiary is a party;

(vii)                           all contracts and agreements that limit or purport to limit the ability of the Company or any Subsidiary to compete in any line of business or with any person or in any geographic area or during any period of time;

(viii)                        all contracts and agreements between or among the Company or any Subsidiary and any stockholder of the Company or any Subsidiary or any affiliate of such person;

(ix)                                all contracts and agreements relating to the voting and any rights or obligations of a stockholder of the Company or any Subsidiary;

(x)                                   all contracts regarding the acquisition, issuance or transfer of any securities and each contract affecting or dealing with any securities of the Company or any Subsidiary, including, without limitation, any restricted stock agreements or escrow agreements;

(xi)                                all contracts providing for indemnification of any officer, director, employee or agent of the Company or any Subsidiary;

(xii)                             any agreement of the Company or any Subsidiary that is terminable upon or prohibits a change of ownership or control of the Company; and

(xiii)                          all other contracts and agreements, whether or not made in the ordinary course of business, that contemplate an exchange of consideration with an aggregate value greater than $ 100,000 or an annual value greater than $25,000 per year, as applicable.

(b)                                 Each Material Contract (i) is valid and binding on the Company or a Subsidiary, as the case may be, and, to the knowledge of the Company, on the other parties thereto, and is in full force and effect, and (ii) upon consummation of the transactions contemplated by this Agreement, shall continue in full force and effect without penalty or other adverse consequence, in each case (i) and (ii) excluding Material Contracts with former customers that have terminated in full  prior to the date hereof.  Neither the Company nor any Subsidiary is in breach or violation of, or default under, any Material Contract and, to the knowledge of the Company, no other party to any Material Contract is in breach or violation thereof or default thereunder.

(c)                                  The Company has delivered or made available to Parent accurate and complete copies of all Material Contracts identified in Section 3.12(a) of the Company Disclosure Schedule, including all amendments thereto.  Section 3.12(a) of the Company Disclosure Schedule provides an accurate description of the material terms of each Material Contract that is not in written form.

(d)                                 Except as set forth in Section 3.12(d) of the Company Disclosure Schedule, to the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (i) result in a material breach or material violation of, or material default under, any Material Contract, (ii) give any entity the right to declare a default, seek damages or exercise any other remedy under any Material Contract, or (iii) give any entity the right to accelerate the maturity or performance of any Material Contract or (iv) give any entity the right to cancel, terminate or modify any currently effective Material Contract.

SECTION 3.13  Environmental Matters.

(a)                                  The Company and each Subsidiary (i) is in compliance in all material respects with all applicable Environmental Laws (as defined below), (ii) holds all Environmental Permits (as defined below) necessary to conduct the Company’s or each Subsidiary’s business and (iii) is in compliance in all material respects with their respective Environmental Permits.

(b)                                 Neither the Company nor any Subsidiary has released and, to the knowledge of the Company, no other person has released Hazardous Materials (as defined below) on any real property owned or leased by the Company or any Subsidiary or, during their ownership or occupancy of such property, on any property formerly owned or leased by the Company or any Subsidiary.

(c)                                  Neither the Company nor any Subsidiary has received any written request for information, or been notified in writing that it is a potentially responsible party, under CERCLA (as defined below) or any similar Law of any state, locality or any other jurisdiction.  Neither the Company nor any Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and, to the knowledge of the Company, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto.

(d)                                 None of the real property currently or formerly owned or leased by the Company or any Subsidiary is listed or, to the knowledge of the Company, proposed to be listed on the “National Priorities List” under CERCLA, as updated through the date of this Agreement, or any similar list of sites in the United States or any other jurisdiction requiring investigation or cleanup.

For purposes of this Agreement:

“CERCLA” means the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended as of the date hereof.

“Environmental Laws” means any Federal, state or local statute, law, ordinance, regulation, rule, code or order of the United States, or any other jurisdiction and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environment or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials, as in effect as of the date of this Agreement.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Hazardous Materials” means (i) any petroleum, petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (ii) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

SECTION 3.14  Intellectual Property.

(a)                                  The Company and its Subsidiaries each own or are licensed for, and in any event possess sufficient and legally enforceable rights with respect to Use (as defined below) of, all Company Intellectual Property (as defined below) used in or otherwise material to their businesses, as presently conducted or presently proposed to be conducted, without any conflict with or infringement or misappropriation of any rights or property of any person (“Infringement”) , provided that the representation and warranty in this sentence is made to the Company’s knowledge as it pertains to third party patent rights.  “Intellectual Property” means (i) inventions (whether or not patentable); trade names, trade and service marks, logos, domains, URLs, websites, addresses and other designations (“Marks”); works of authorship; mask works;

data; technology, know-how, trade secrets, ideas and information; designs; formulas; algorithms; processes; methods; schematics; computer software (in source code and/or object code form); and all other intellectual property of any sort (“Inventions”) and (ii) patent rights; Mark rights; copyrights; mask work rights; sui generis database rights; trade secret rights; moral rights; and all other intellectual and industrial property rights of any sort throughout the world, and all applications, registrations, issuances and the like with respect thereto (“IP Rights”).  “Company Intellectual Property” means all Intellectual Property that is used, exercised, or exploited (“Used”) in any business of the Company or any Subsidiary.

(b)                                 To the extent included in Company Intellectual Property (but excluding Intellectual Property licensed to the Company and its Subsidiaries on a nonexclusive basis), Section 3.14(b) of the Company Disclosure Schedule lists (by name, number, jurisdiction and owner) all patents and patent applications ; all registered and material  unregistered Marks; and all registered copyrights and mask works; and all other issuances, registrations, applications and the like with respect to those or any other IP Rights.  All the foregoing are valid, enforceable and subsisting, to the extent such concepts are applicable, and all related filings and registrations of the foregoing have been provided to Parent.  No cancellation, termination, expiration or abandonment of any of the foregoing (except natural expiration or termination at the end of the full possible term, including extensions and renewals) is anticipated by the Company or any Subsidiary.  Section 3.14(b) of the Company Disclosure Schedule sets forth a list of all actions that are required to be taken by the Company or any Subsidiary within 120 days of the Closing Date with respect to any of the registered or applied-for Company Intellectual Property listed in Section 3.14(b) of the Company Disclosure Schedule in order to avoid prejudice to, impairment, or abandonment of such Company Intellectual Property.

(c)                                  Section 3.14(c) of the Company Disclosure Schedule lists, as of the date hereof:  (i) all licenses, sublicenses and other agreements to which the Company or a Subsidiary is a party (or by which it or any Company Intellectual Property is bound or subject) and pursuant to which any person has been or may be assigned, authorized to Use, granted any lien or encumbrance regarding, or given access to any Company Intellectual Property other than (A) pursuant to a standard form end-user, object code, internal-use software license and support/maintenance agreements or other end user customer agreements entered into in the ordinary course of business (collectively, “Standard Customer Agreements”) or (B) access provided under a standard form of nondisclosure/nonuse agreements or other nondisclosure/nonuse agreements entered into in the ordinary course of business; and (ii) all licenses, sublicenses and other agreements pursuant to which the Company or a Subsidiary has been assigned or authorized to Use  any third party Intellectual Property, other than standard, generally commercially available, “off-the-shelf” third party products (and other than standard forms of nondisclosure/nonuse agreements or other nondisclosure/nonuse agreements entered into in the ordinary course of business), and (iii) each agreement pursuant to which the Company has deposited or is required to deposit with an escrow holder or any other person all or part of the source code of any Company Intellectual Property (“Source Materials”).  Other than pursuant to Standard Customer Agreements, neither the Company nor any of its Subsidiaries has entered into any agreement to indemnify, hold harmless or defend any other person with respect to any assertion of Infringement.  There are no royalties, honoraria, fees or other payments payable by the Company or any of its Subsidiaries to any person (other than salaries payable to employees, consultants and independent contractors not contingent on or related to use of their work product) as a result of the use, license-in, license-out, sale or disposition of any Company Intellectual Property by the Company or any of its Subsidiaries.

(d)                                 No event or circumstance has occurred or exists (including, without limitation, the authorization, execution or delivery of this Agreement or the consummation of any of the transactions contemplated hereby) that (with or without notice or the lapse of time) would result in (i) the breach or violation by Company of any license, sublicense or other agreement required to be listed in Section 3.14(c) of the Company Disclosure Schedule, (ii) the loss or expiration of any material right or option by the Company or any of its Subsidiaries (or the gain thereof by any third party) under any such license, sublicense or other agreement or (iii) the release, disclosure or delivery to any third party of any part of the Source Materials.

(e)                                  To the Company’s knowledge, there is no unauthorized Use, disclosure, or Infringement of any Company Intellectual Property owned by Company by any third party, including, without limitation, any employee or former employee of the Company or any of its Subsidiaries.  Neither the Company nor any Subsidiary has brought or threatened any action, suit or proceeding against any third party for any Infringement of any Company Intellectual Property or any breach of any license, sublicense or agreement involving Company Intellectual Property.

(f)                                    The Company and its Subsidiaries have taken reasonable steps to protect and preserve the confidentiality of all Company Intellectual Property with respect to which the Company wishes to maintain confidentiality and that is not otherwise disclosed in published patents or patent applications or registered copyrights (“Company Confidential Information”).  All use by and disclosure to employees or others of Company Confidential Information has been pursuant to the terms of written confidentiality and nonuse/restricted-use agreements or agreements that contain similar obligations.  None of the Company or any of its Subsidiaries has disclosed or delivered to any third party, or permitted the disclosure or delivery to any escrow agent or other third party, any part of the Source Materials.

(g)                                 Each current and former employee and contractor of the Company or any Subsidiary who is or was involved in, or who has contributed to, the creation or development of any Company Intellectual Property has executed and delivered (and is in compliance with) an agreement in substantially the form of the Company’s standard Proprietary Information and Inventions Agreement (in the case of an employee) or Consulting Agreement (in the case of a contractor), or (in the case of a contractor) a comparable agreement which provides valid written assignments to the Company or such Subsidiary of all title and rights to any Company Intellectual Property conceived or developed thereunder but not already owned by the Company or a Subsidiary by operation of Law.

(h)                                 None of the Company or its Subsidiaries has received any communication alleging that the Company or any Subsidiary has been or may be (whether in its past, current or proposed business or otherwise) engaged in, liable for or contributing to any Infringement, nor does the Company or any Subsidiary have any particular reason to expect that any such communication will be forthcoming.  Neither the Company nor any Subsidiary has been sued in any suit, action or proceeding which involves a claim of Infringement of IP Rights of any third party or which contests the validity, ownership or right of the Company or any Subsidiary to exercise any Company Intellectual Property right.  Neither the Company nor any Subsidiary has received any opinion of counsel that any Company product or service or the operation of the Company’s business, Infringes any third party IP Rights.

(i)                                     None of the Company or its Subsidiaries is aware that any of its employees is obligated under any agreement, commitment, judgment, decree, order or otherwise  (an “Employee Obligation”) that would interfere with the use of his or her best efforts to promote the interests of the Company and its Subsidiaries or that would conflict with any of their businesses as presently conducted or presently proposed to be conducted.  Neither the execution nor delivery of this Agreement nor the conduct of the Company’s or any Subsidiary’s business as conducted or proposed to be conducted, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Employee Obligation.  Neither the Company nor any Subsidiary is Using, and it will not be necessary to Use for its business as presently conducted or presently proposed to be conducted, (i) any Inventions of any of their past or present employees (or people currently intended to be hired) made prior to their employment by the Company or such Subsidiary (that has not already been assigned to Company) or (ii) any confidential information or trade secret of any former employer of any such person.

(j)                                     The Company uses industry standard methods to (i) detect within the Software any viruses, worms, trojan horses and other material known infections or intentionally harmful routines and (ii) verify that the Company Software Products (as defined below) do not contain any bugs, errors, or problems of a material nature that would materially disrupt their operation or have an material adverse impact on the operation of other software programs or operating systems.  “Software” means software, programs, databases and related documentation, in any form (including Internet sites, Internet content and links) that is (i) Used in the operation of the business of the Company or any Subsidiary, including, but not limited to, that operated by the Company or any Subsidiary on its web sites or used by the Company or any Subsidiary in connection with processing customer orders, storing customer information, or storing or archiving data, or (ii) manufactured, distributed, sold, licensed or marketed by the Company or any Subsidiary (this clause (ii), “Company Software Products”).

(k)                                  The Company and its Subsidiaries have obtained all approvals and agreements necessary (including, without limitation, assurances from customers regarding further export) for exporting any Company Intellectual Property outside the United States and importing any Company Intellectual Property into any country in which they are or have been disclosed, sold or licensed for Use, and all such export and import approvals in the United States and throughout the world are valid, current, outstanding and in full force and effect.

(l)                                     Schedule 3.14(l) of the Company Disclosure Schedule lists all software that is distributed as “free software”, “open source software” or under a similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License) (“Open Source Materials”) currently used by the Company or any Subsidiary in any way in connection with its products or services, and describes the manner in which such Open Source Materials were used.  The Company and each Subsidiary is in compliance with the terms and conditions of all licenses for the Open Source Materials.  Neither the Company nor any Subsidiary has used any Open Source Materials in any way that would require any Software owned the Company or any Subsidiary  to be:  (i) disclosed or distributed in source code format; (ii) licensed for the purpose of making derivative works, or (iii) redistributable at no charge.

(m)                               No (i) government funding or (ii) facilities of a university, college, other educational institution or research center was used in the development of the Company Intellectual Property owned by Company or any Subsidiary.  Neither the Company nor any Subsidiary is now or has ever been a member or promoter of, or a contributor to, any industry standards body that requires or obligates the Company or any Subsidiary to grant or offer to any other person any license or right to any Company Intellectual Property.  Neither the Company nor any Subsidiary has a present obligation (and there is no substantial basis to expect that there will be a future obligation) to grant or offer to any other person any license or right to any Company Intellectual Property by virtue of Company’s or any other person’s membership in, promotion of, or contributions to any industry standards body.

(n)                                 The Company and each Subsidiary have complied with all applicable laws and their respective privacy policies relating to the use, collection, storage, disclosure and transfer of any personally identifiable information collected or obtained by the Company or any Subsidiary or by third parties having authorized access to the records of the Company or any Subsidiary.  Neither the Company nor any Subsidiary has received a complaint regarding the Company’s or any Subsidiary’s use, collection, storage, disclosure or transfer of personally identifiable information.

SECTION 3.15  Taxes.

(a)                                  All Tax (as defined below) returns, statements, reports, declarations and other forms and documents (including without limitation estimated Tax returns and reports and information returns and reports) required to be filed with any Tax Authority (as defined below) by or on behalf of the Company or any Subsidiary (collectively, “Tax Returns” and individually, a “Tax Return”), have been filed when due (including any extensions of such due date).  Except to the extent that a reserve for Taxes has been established on the Reference Balance Sheet, all such Tax Returns were true, complete and correct in all material respects and were prepared in substantial compliance with all applicable Laws.  Company and each Subsidiary has paid all Taxes due and owing (whether or not shown on any Return) for all periods through the date of the Reference Balance Sheet, except to the extent reserves for Taxes have been established on the Reference Balance Sheet.  The Interim Financial Statements (i) fully accrue all actual and contingent liabilities for Taxes (as defined below) with respect to all periods through the date of the Reference Balance Sheet and neither the Company nor any Subsidiary has, nor will, incur any Tax liability in excess of the amount reflected (excluding any amount thereof that reflects timing differences between the recognition of income for purposes of U.S. GAAP and for Tax purposes) on the Reference Balance Sheet included in the Interim Financial Statements with respect to such periods, and (ii) properly accrue in accordance with U.S. GAAP all liabilities for Taxes payable after the date of the Reference Balance Sheet, with respect to all transactions and events occurring on or prior to such date.  All information set forth in the notes to the Interim Financial Statements relating to Tax matters is true, complete and accurate in all material respects.  Neither the Company nor any Subsidiary has incurred any material Tax liability since the date of the Reference Balance Sheet other than in the ordinary course of business or in connection with the transactions contemplated by this Agreement and the Company and each Subsidiary has made adequate provisions for all Taxes since that date in accordance with U.S. GAAP.

(b)                                 The Company and each Subsidiary has withheld and paid to the applicable Tax Authority all Taxes required to be withheld.  To the knowledge of the Company, no Tax Returns filed with respect to Taxable years through the Taxable year ending before the date of the Reference Balance Sheet in the case of the United States, have been examined and, if applicable, are closed.  The Company (or any member of any affiliated or combined group of which the Company has been a member) has not granted any extension or waiver of the limitation period applicable to any Tax Returns that is still in effect and there is no material claim, audit, action, suit, proceeding, or (to the knowledge of the Company) investigation now pending or threatened in writing against the Company in respect of any Tax.  No notice of deficiency or similar document of any Tax Authority has been received by the Company or any Subsidiary, and there are no liabilities for Taxes (including liabilities for interest, additions to Tax and penalties thereon and related expenses) with respect to the issues that have been raised (and are currently pending) by any Tax Authority that would, if determined adversely to the Company or any Subsidiary, adversely affect the liability of the Company or the applicable Subsidiary for Taxes.  No written claim has ever been made by a Tax Authority in a jurisdiction where Company or any Subsidiary does not file Tax Returns that Company or any Subsidiary is or may be subject to taxation by that jurisdiction.  There are no liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Company or any Subsidiary.  All material elections with respect to the Company’s and each Subsidiary’s Taxes made during the fiscal years ending June 31, 2008, 2009 and 2010 are reflected on the Company’s or Subsidiary’s Tax Returns for such periods, copies of which have been provided to Parent.  The Company has previously provided or made available to Parent true and correct copies of all income, franchise, and sales Tax Returns, and, as reasonably requested by Parent, prior to or following the date hereof, presently existing information statements and reports.

(c)                                  Neither the Company nor any Subsidiary or any predecessor of the Company or any Subsidiary has ever been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code of which the Company or any predecessor of the Company was not the ultimate parent corporation.  Neither the Company nor any Subsidiary is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement nor does the Company or any Subsidiary have any liability or potential liability to another party under such agreement.  Neither the Company nor any Subsidiary has any liability for the Taxes of any Person (other than the Company or any Subsidiary) under Treas. Reg. §1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor, by contract or otherwise.  The Company has never been a party (either as a distributing corporation, a distributed corporation or otherwise) to any transaction intended to qualify under Section 355 or Section 361 of the Code or any corresponding provision of state Law.

(d)                                 The Company and each Subsidiary is in full compliance with all the terms and conditions of any Tax exemption or other Tax-sharing agreement or order of a foreign government, and the consummation of the Merger will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption or other Tax-sharing agreement or order.  Neither the Company nor any Subsidiary is currently and never has been subject to the reporting requirements of Section 6038A of the Code.  Neither the Company nor any Subsidiary has participated in (and will not participate in) an international boycott within the meaning of Section 999 of the Code.  The Company does not have and has not had a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States of America and such foreign country.

(e)                                  None of the assets of the Company or any Subsidiary is property that the Company or Subsidiary is required to treat as being owned by any other person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Code.  None of the assets of the Company or any Subsidiary directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code.  None of the assets of the Company or any Subsidiary is “tax-exempt use property” within the meaning of Section 168(h) of the Code.  Neither the Company nor any Subsidiary has ever elected to be treated as an S-corporation under Section 1362 of the Code or any corresponding provision of Federal or state Law.

(f)                                    Neither the Company nor any Subsidiary is, nor has been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g)                                 Company and each Subsidiary has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.  Neither the Company nor any Subsidiary has consummated or participated in, and is not currently participating in, any transaction which was or is a “Tax shelter” transaction as defined in the Code, the Treasury regulations or other published guidance from the Internal Revenue Service.

(h)                                 Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:  (i) change in method of accounting, other than by reason of the transactions contemplated herein, for Tax purposes for a taxable period ending on or prior to the Closing Date (including, without limitation, by reason of Section 481 of the Code); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed prior to the Closing; (iii) intercompany transaction or excess loss account described in Section 1502 of the Code and the Treasury regulations thereunder (or any corresponding or similar provision of state, local or foreign income Tax law); (iv) installment sale or open transaction disposition made prior to the Closing entered into prior to the Closing; or (v) prepaid amount received prior to the Closing.

(i)                                     Section 3.15(i) of the Company Disclosure Schedule lists all persons who are “disqualified individuals” with respect to the Company (within the meaning of section 280G of the Code and the Treasury regulations promulgated thereunder) as of the date of this Agreement.  There is no agreement, contract or arrangement to which the Company or any Subsidiary is a party that could, individually or collectively, result in the payment of any amount that would not be deductible by reason of Sections 280G (as determined without regard to Section 280G(b)(4)), 162 (other than 162(a)) or 404 of the Code.  Except as set forth on Section 3.15(i) of the Company Disclosure Schedule, neither the Company nor any Subsidiary is a party to any contract and has not granted any compensation, equity or award that could be deemed a “nonqualified deferred compensation plan” subject to Section 409A of the Code.  Each nonqualified deferred compensation plan maintained or sponsored by the Company or any of its Subsidiaries has been operated in compliance with Section 409A of the Code and the regulations and other guidance thereunder.  There is no agreement, contract or arrangement pursuant to which the Company or any Subsidiary is a party or by which it is bound to compensate any person for excise taxes paid pursuant to Section 4999 of the Code or for any tax incurred by such person pursuant to Section 409A of the Code.  All individuals who have purchased unvested shares of the Company’s Common stock have timely filed elections under Section 83(b) of the Code and any analogous provisions of applicable U.S. state or foreign law.

(j)                                     For purposes of this Agreement, the following terms have the following meanings:  “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any and all taxes including, without limitation, (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, value added, net worth, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, windfall profit or other tax of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (a “Tax Authority”), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any taxable period or as the result of being a transferee or successor thereof and (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other person.  As used in this Section 3.15, the term “Company” means the Company and any entity included in, or required under U.S. GAAP to be included in, any of the Audited Financial Statements or the Interim Financial Statements.

(k)                                  Notwithstanding any other provision of this Agreement, (i) the representations and warranties set forth in this Section 3.15 and in Sections 3.09, 3.11 and 3.17 (in each case, as such matters relate to Taxes) shall constitute the only representations and warranties by the Company with respect to Taxes; and (ii) the Company makes no representation or warranty regarding the amount or availability of any Tax attributes (including, but not limited to, net operating losses, Tax credits and Tax bases) or any limitations on the use of any such Tax attributes.

SECTION 3.16  Vote Required.  The only votes of the holders of any classes or series of capital stock of the Company necessary to approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement (including the amendment of the Company’s Certificate of Incorporation pursuant to Section 6) are the affirmative vote of (i)

the holders of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock (voting together as a single voting class on an as-converted to Company Common Stock basis), (ii) the holders of at least two-thirds of the outstanding shares of Company Preferred Stock (voting as a separate voting class on an as-converted to Company Common Stock basis), and (iii) the holders of a majority of the outstanding shares of Company Common Stock (voting as a separate voting class) (collectively, the “Required Vote”).  The shares of Company Stock held by the Principal Stockholders are sufficient to secure the Required Vote.

SECTION 3.17  Assets; Absence of Liens and Encumbrances.  Except as set forth in Section 3.17 of the Company Disclosure Schedule, the Company and each Subsidiary own, lease or have the legal right to use all of the assets, properties and rights of every kind, nature, character and description, including, without limitation, real property and personal property (other than Intellectual Property, which is covered by Section 3.14 hereof), used in the conduct of the business of the Company or such Subsidiary or otherwise owned or leased by the Company (all such properties, assets and contract rights being the “Assets”).  The Company and each Subsidiary have good and marketable title to, or, in the case of leased or subleased Assets, valid and subsisting leasehold interests in, all the Assets, free and clear of all mortgages, liens, pledges, charges, claims, defects of title, restrictions, infringements, security interests or encumbrances of any kind or character (“Liens”) except for (x) Liens for current Taxes not yet due and payable, and (y) Liens that have arisen in the ordinary course of business and that do not, individually or in the aggregate, materially detract from the value, or materially interfere with the present or contemplated use, of the Assets subject thereto or affected thereby.  The equipment of the Company and the Subsidiaries used in the operations of their business is, taken as a whole, in good operating condition and repair, ordinary wear and tear excepted.

SECTION 3.18  Owned Real Property.  The Company and the Subsidiaries do not own any real property.  Section 3.18 of the Company Disclosure Schedule sets forth a list of all real property currently leased, subleased or licensed by or from the Company or otherwise used or occupied by the Company (the “Leased Real Property”), including the name of the lessor, licensor, sublessor, master lessor and/or lessee, the date and term of the lease, license, sublease or other occupancy right and each amendment thereto, and, with respect to any current lease, license, sublease or other occupancy right, the size of the premises, and the aggregate annual rental payable thereunder.

SECTION 3.19  Certain Interests.

(a)                                  No officer or director of the Company or any Subsidiary and, to the Company’s knowledge, no holder of greater than 5% of the voting power of the Company:

(i)                                     has any direct or indirect financial interest in any creditor, competitor, supplier manufacturer, agent, representative, distributor or customer of the Company or any Subsidiary; provided, however, that the ownership of securities representing no more than 1% of the outstanding voting power of any creditor, competitor, supplier manufacturer, agent, representative, distributor or customer, and which are listed on any national securities exchange or traded actively in the national over-the-counter market, shall not be deemed to be a “financial interest” as long as the person owning such securities has no other connection or relationship with such creditor, competitor, supplier manufacturer, agent, representative, distributor or customer;

(ii)                                  owns, directly or indirectly, in whole or in part, or has any other interest in, any tangible or intangible property that the Company or any Subsidiary uses in the conduct of its business (except for any such ownership or interest resulting from the ownership of securities in a public company);

(iii)                               has commenced any claim or cause of action against the Company or any Subsidiary; or

(iv)                              has outstanding any indebtedness to the Company.

(b)                                 Except for the payment of employee compensation in the ordinary course of business, consistent with past practice, neither the Company nor any Subsidiary has any liability or any other obligation of any nature whatsoever to any Company Stockholder or any affiliate thereof or to any officer or director of the Company or any Subsidiary or, to the knowledge of the Company, to any immediate relative or spouse (or immediate relative of such spouse) of any such officer or director.

SECTION 3.20  Insurance Policies.  Section 3.20 of the Company Disclosure Schedule sets forth (i) a true and complete list of all insurance policies to which the Company or any Subsidiary is a party or is a beneficiary or named insured as of the date hereof and (ii) any claims made thereunder or made under any other insurance policy within the past three years.  True and complete copies of all such policies have been provided to Parent.  All premiums due on such policies have been paid, and the Company and each Subsidiary is otherwise in compliance with the terms of such policies.  Such insurance to the date hereof has been maintained in full force and effect and not been canceled or changed, except to extend the maturity dates thereof.  Since December 31, 2008, the Company has not received any written notice regarding any actual or possible (i) cancellation or threatened termination of any insurance policy, (ii) refusal of any coverage or rejection of any claim under any insurance policy or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy.

SECTION 3.21  Restrictions on Business Activities.  There is no agreement, commitment, judgment, injunction, order or decree to which the Company is a party or, to the Company’s knowledge, that is otherwise binding on the Company, which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice material to the Company or any Subsidiary, any acquisition of property by the Company or any Subsidiary or the conduct of business by the Company or any Subsidiary as currently conducted or as currently proposed to be conducted.

SECTION 3.22  Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the origination, negotiation or execution of this Agreement, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

SECTION 3.23  State Takeover Statutes.  The Board of Directors of the Company has taken all action necessary to ensure that any restrictions on business combinations contained in the DGCL will not apply to the Merger and the other transactions contemplated by this Agreement.  No other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s Certificate of Incorporation or Bylaws is, or at the Effective Time will be, applicable to the Company, the shares of Company Stock, the Merger or the other transactions contemplated by this Agreement.

SECTION 3.24  Customers and Suppliers.  Section 3.24 of the Company Disclosure Schedule contains a complete list of all customers who individually accounted for more than 2% of the Company’s gross revenues during the year ended December 31, 2010.  No customer listed on Section 3.24 of the Company Disclosure Schedule has, within the past 12 months, cancelled or otherwise terminated, or, to the Company’s knowledge, made any threat to cancel or terminate, its relationship with the Company or any Subsidiary, or decreased materially its usage of the Company’s or any Subsidiary’s services or products.  No material supplier of the Company or any Subsidiary has within the past 12 months cancelled or otherwise terminated any contract with the Company prior to the expiration of the contract term, or, to the Company’s knowledge, made any threat to the Company or any Subsidiary to cancel, reduce the supply or otherwise terminate its relationship with the Company or any Subsidiary.  Neither the Company nor any Subsidiary has (i) breached (so as to provide a benefit to the Company that was not intended by the parties) any Material Contract with or (ii) engaged in any fraudulent conduct with respect to, any customer or supplier of the Company or any Subsidiary.

SECTION 3.25  Accounts Receivable; Bank Accounts.  All accounts receivable of the Company and the Subsidiaries reflected on the Reference Balance Sheet are valid receivables subject to no setoffs or counterclaims and are current and collectible (within 90 days after the date on which they first became due and payable), net of the applicable reserve for bad debts on the Reference Balance Sheet.  All accounts receivable reflected in the financial or accounting records of the Company and the Subsidiaries that have arisen since the date of Reference Balance Sheet are valid receivables subject to no setoffs or counterclaims and are current and collectible (within 90 days after the date on which they first became due and payable), net of the applicable reserve for bad debts on the Reference Balance Sheet.  The applicable reserve for bad debts on the Reference Balance Sheet is reasonable in amount based upon the Company’s collections histories and facts known to the Company with respect to current accounts receivable.  Section 3.25 of the Company Disclosure Schedule describes each account maintained by or for the benefit of the Company or any Subsidiary at any bank or other financial institution.

SECTION 3.26  Powers of Attorney.  There are no outstanding powers of attorney executed on behalf of the Company or any Subsidiary.

SECTION 3.27  Books and Records.  The minute books and other similar records of the Company and each Subsidiary contain complete and accurate records of all actions taken at any meetings of the Company’s or each Subsidiary’s stockholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holder of any such meeting.  The books and records of the Company and each Subsidiary have been maintained in accordance with good business and bookkeeping practices.

SECTION 3.28  Foreign Corrupt Practices Act.  The Company and, to the

Company’s knowledge, each employee and agent thereof, have complied with and are in compliance with, and none of them has taken any action that has violated or would reasonably be expected to result in a failure to comply with or a violation of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the OECD Convention on Combating Bribery of Foreign Public Officials in International Transactions, dated 21 November 1977, any other Laws that prohibit commercial bribery, domestic corruption or money laundering, and the standards established by the Financial Action Task Force on Money Laundering.

SECTION 3.29  No Misstatements.  To the Company’s knowledge, no representation or warranty made by the Company or any Subsidiary in this Agreement, the Company Disclosure Schedule or any certificate delivered or deliverable pursuant to the terms hereof contains or will contain any untrue statement of a material fact, or omits, or will omit, when taken as a whole, to state a material fact, necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to each of the Company and the Stockholders’ Representative on behalf of the Company Stockholders that the statements contained in this Article IV are true and correct as of the date of this Agreement and as of the Effective Time (except for any such representation and warranty that expressly is made as of a specific date, which such representation and warranty shall be true and correct as of such date).

SECTION 4.01  Organization and Qualification.

(a)                                  Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and otherwise hold and operate its properties and other assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such corporate power and authority has not prevented or materially delayed, and could not reasonably be expected to, individually or in the aggregate, prevent or materially delay, the consummation of the transactions contemplated by this Agreement.  Parent is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing has not prevented or materially delayed, and could not reasonably be expected to, individually or in the aggregate, prevent or materially delay, the consummation of the transactions contemplated by this Agreement.

(b)                                 Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

SECTION 4.02  Authority Relative to This Agreement.  Each of Parent and

Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, and, subject to obtaining the necessary approvals of the stockholder of Merger Sub, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement.  The execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (other than with respect to the Merger, the filing and recordation of appropriate merger documents as required by the DGCL).  This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity.

SECTION 4.03  No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by each of Parent and Merger Sub will not, (i) conflict with or violate their respective organizational documents, or (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made or complied with, conflict with or violate in any material respect any Law applicable to Parent or Merger Sub or by which any material property or material asset of Parent or Merger Sub is bound or affected, except, with respect to clause (ii), for any such conflicts, violations, breaches, defaults, or other occurrences that could not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(b)           The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub will not, require any consent, approval, order, authorization, registration or permit of, or filing with or notification to, any Governmental Entity, except (i) for the filing and recordation of appropriate merger documents as required by the DGCL, (ii) for applicable requirements, if any, of the Exchange Act of 1934, as amended (the “Exchange Act”), Federal and state securities laws (including, without limitation, Section 25121 of the California General Corporation Law) and The NASDAQ Global Market, and (iii) for such other consents, approvals, orders authorizations, registrations or permits, filings or notifications that if not obtained or made could not reasonably be expected, individually or in the aggregate, to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

SECTION 4.04  Interim Operations of Merger Sub.  Merger Sub was formed by Parent solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.  Merger Sub has no liabilities and, except for a subscription agreement pursuant to which all of its authorized capital stock was issued to Parent, is not a party to any agreement other than this Agreement and agreements with respect to the appointment of registered agents and similar matters.

SECTION 4.05  Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the origination, negotiation or execution of this Agreement, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

SECTION 4.06  Financial Ability.  Parent has, and will have on the Closing Date, the financial resources necessary to perform its obligations under this Agreement.

SECTION 4.07  Litigation.  There is no claim, action, suit, proceeding, order, judgment, decree, or investigation pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries, at law or in equity, or before or by any Governmental Entity or by any third party that challenges the validity of this Agreement, the Merger or the other transactions contemplated by this Agreement.

ARTICLE V

CONDUCT OF BUSINESSES PENDING THE MERGER

SECTION 5.01  Conduct of Business by the Company and the Subsidiaries Pending the Merger.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company agrees, and shall cause each Subsidiary (except to the extent that Parent shall otherwise consent in writing), to carry on its business in the usual, regular and ordinary course and in substantially the same manner as previously conducted, to pay its debts and Taxes when due (subject to good faith disputes over such debts or Taxes), to pay or perform other obligations when due and, to the extent consistent with such business, to use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and consultants and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses would be unimpaired at the Effective Time.  The Company shall promptly notify Parent of any event or occurrence not in the ordinary course of business of the Company or the Subsidiary.

By way of amplification and not limitation, except as specifically contemplated by this Agreement or as specifically set forth in Section 5.01 of the Company Disclosure Schedule, neither the Company nor the Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent (it is hereby agreed by Parent that following an email request for consent by the Company, consent via email from Parent’s General Counsel or Chief Financial Officer to the Company shall be deemed written consent for purposes of this Section 5.01):

(a)           amend or otherwise change its Certificate of Incorporation or Bylaws or equivalent organizational documents, other than the Charter Amendment (as defined below);

(b)           issue, sell, pledge, dispose of, grant, encumber, authorize or propose the issuance, sale, pledge, disposition, grant or encumbrance of any shares of its capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary, except pursuant to the terms of options, warrants or preferred stock outstanding on the date of this Agreement;

(c)           sell, lease, license, pledge, grant, encumber or otherwise dispose of any of its properties or assets which are material, individually or in the aggregate, to its business (excluding Company Intellectual Property, which is covered in Section 5.01(v) below);

(d)           declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(e)           split, combine, subdivide, redeem or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service by such party;

(f)            acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest or any assets in any corporation, partnership, other business organization or any division thereof;

(g)           institute or settle any Legal Proceeding;

(h)           incur any indebtedness for borrowed money or issue any debt securities, repay any Company Debt, assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances;

(i)            authorize any capital expenditure not included in the Company’s capital plan on the date hereof in excess of $25,000, individually or in the aggregate;

(j)            enter into any lease or contract not in the ordinary course of business for the purchase or sale of any property, real or personal;

(k)           waive or release any material right or claim;

(l)            increase, or agree to increase, the compensation payable, or to become payable, to its officers or employees, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any of its directors, officers or other employees, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other Plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee; provided, however, that the foregoing provisions of this subsection shall not apply to any amendments to employee benefit plans described in Section 3(3) of ERISA that may be required by Law;

(m)          accelerate, amend or change the period of exercisability or the vesting schedule of restricted stock or Company Equity Rights granted under any option plan, employee stock plan or other agreement or authorize cash payments in exchange for any Company Equity Rights granted under any of such plans except as specifically required by the terms of such plans or any such agreement or any related agreement in effect as of the date of this Agreement and disclosed in the Company Disclosure Schedule;

(n)           extend any offers of employment to potential employees, consultants or independent contractors or terminate any existing employment relationships;

(o)           amend or terminate any Material Contract;

(p)           enter into, amend or terminate any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.01;

(q)           other than in the ordinary course of business consistent with past practice, enter into any licensing, distribution, OEM agreements, sponsorship, merchant program or other similar contracts, agreements or obligations;

(r)            enter into any contract or agreement outside the ordinary course of business that is material to the business, results of operations or financial condition of the Company;

(s)           pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted, unasserted, contingent or otherwise);

(t)            take any action resulting in a material change, with respect to accounting policies, principles or procedures;

(u)           make or change any Tax or accounting election, change any annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company or any Subsidiary, surrender any right to claim refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company any Subsidiary, or take any other action or omit to take any action that would have the effect of increasing the Tax liability of the Company or any Subsidiary or Parent, in each case, if it would result in a Company Material Adverse Effect, unless required by Law or such action is taken in the ordinary course of business;

(v)           (i) sell, assign, terminate, abandon, transfer, permit to be encumbered or otherwise dispose of or grant any security interest in and to any item of the Company Intellectual Property, in whole or in part, (ii) grant any license with respect to any Company Intellectual Property, other than (A) non-exclusive licenses granted to customers of the

Company or any Subsidiary in the ordinary course of business and (B) contracts, agreements and obligations described in Section 5.01(q) entered into in the ordinary course of business consistent with past practice, (iii) enter into any agreement to develop, create or invent any Intellectual Property jointly with any third party, or (iv) disclose, or allow to be disclosed, any Company Confidential Information, unless such Company Confidential Information is subject to a confidentiality or non-disclosure covenant protecting against disclosure thereof;

(w)          make (or become obligated to make) any bonus payments to any of its officers or employees;

(x)            revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable;

(y)           fail to maintain its equipment and other assets in good working condition and repair according to the standards it has maintained up to the date of this Agreement, subject only to ordinary wear and tear;

(z)            take any action or fail to take any action that would cause there to be a Company Material Adverse Effect;

(aa)         permit any insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent;

(bb)         write off as uncollectible, or establish any extraordinary reserve with respect to, any account receivable or other indebtedness in excess of $25,000 with respect to a single matter, or in excess of $100,000 in the aggregate; or

(cc)         take, or agree in writing or otherwise to take, any of the actions described in subsections (a) through (bb) above, or any action which is reasonably likely to make any of the Company’s representations or warranties contained in this Agreement untrue or incorrect on the date made (to the extent so limited) or as of the Effective Time.

SECTION 5.02  Litigation.  The Company shall notify Parent in writing promptly after learning of any claim, action, suit, arbitration, mediation, proceeding or investigation by or before any court, arbitrator or arbitration panel, board or other Governmental Entity initiated by it or against it, or known by the Company to be threatened against the Company or any of its officers, directors, employees or stockholders in their capacity as such.

SECTION 5.03  Notification of Certain Matters.  Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause (x) any representation or warranty contained in this Agreement to be untrue or inaccurate or (y) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied; and (ii) any failure or inability of Parent or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.03 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01  Company Stockholder Approval.

(a)           Immediately following the execution of this Agreement by the Company, the Company shall obtain the Required Vote by and through the execution of the Company Stockholders Written Consent, which shall be irrevocable.  The Company Stockholders Written Consent shall be delivered by the Company Stockholders to the Secretary of the Company on the date of this Agreement, and a copy of the Company Stockholders Written Consent shall be delivered by the Company to Parent on the date of this Agreement.

(b)           As promptly as practicable after the date of this Agreement, the Company shall prepare an information statement in form and substance reasonably satisfactory to Parent which shall include (i) a notice and description of (A) the approval (and, in the case of the Company Stockholders, the adoption) of this Agreement, the Merger and the other transactions contemplated by this Agreement by the Company’s Board of Directors and Company Stockholders, (B) the approval and adoption of this Agreement, the Merger and the other transactions contemplated by this Agreement (including the Charter Amendment) by the Company Stockholders holding sufficient shares to constitute the Required Vote, (C) the execution of the Note Holder Joinder Agreement by each of the Note Holders, (D) the Company’s stockholders appraisal rights with respect to the Merger under the DGCL, and (E) the unanimous recommendation of the Company’s Board of Directors to the Company Stockholders to vote in favor of the approval and adoption of this Agreement and the other transactions contemplated hereby; (ii) a description of the payments (if any) that are the subject of the Section 280G stockholder approval (as set forth in Section 6.04(c)); and (iii) a copy of the Company Stockholders Written Consent providing the Company Stockholders (other than the Principal Stockholders) the opportunity to approve and adopt this Agreement and approve the Merger and the other transactions contemplated by this Agreement and, consequently, to waive any applicable appraisal rights prior to the Effective Time (collectively, the “Information Statement”).  The Company shall:  (a) cause the Information Statement to comply with applicable legal requirements, and (b) cause the Information Statement to be mailed to the Company Stockholders and Note Holders as promptly as practicable following the date of this Agreement.  Parent will cooperate with the Company in the preparation of the Information Statement and will provide all information reasonably required to be provided by it for inclusion in the Information Statement.  The Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Information Statement and shall include all comments from Parent or its counsel that are reasonable under the circumstances.

SECTION 6.02  Access to Information; Confidentiality.

(a)           From the date of this Agreement to the Effective Time, the Company shall:  (i) provide to Parent (and its officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Representatives”)) access at reasonable times upon prior notice to the directors, officers, employees, agents, properties, offices and other facilities of the Company and the Subsidiaries and to the books and records thereof and (ii) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and the Subsidiaries as Parent or its Representatives may reasonably request.

(b)           The parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Non-Disclosure Agreement, dated January 28, 2011 (the “Non-Disclosure Agreement”), between the Company and Parent.  Notwithstanding anything herein to the contrary, each party (and its Representatives) may consult any tax advisor regarding the tax treatment and tax structure of the transactions contemplated hereby and may disclose to any person, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated hereby and all materials (including opinions or other tax analyses) that are provided relating to such treatment or structure.

SECTION 6.03  No Solicitation of Transactions.

(a)           The Company will not, directly or indirectly, and will instruct its Representatives not to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action to facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as defined below), or enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of the officers, directors or employees of the Company, or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company, to take any such action, or enter into any non-disclosure agreement or similar arrangement or share confidential information with any third party.  The Company will notify Parent immediately after receipt by the Company (or any of its officers, directors, employees, agents, advisors or other representatives) of any proposal for, or inquiry respecting, any Competing Transaction, or any request for nonpublic information in connection with such proposal or inquiry or for access to the properties, books or records of the Company by any person that informs or has informed the Company that it is considering making or has made such a proposal or inquiry.  Such notice to Parent shall indicate in reasonable detail the identity of the person making such proposal or inquiry and the terms and conditions of such proposal or inquiry.  The Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction.  The Company agrees not to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party.

(b)           A “Competing Transaction” means any of the following involving the Company or any Subsidiaries (other than the Merger and the other transactions contemplated by this Agreement):  (i) a merger, consolidation, share exchange, business combination or other similar transaction; (ii) any sale, lease, exchange, transfer or other disposition of a material portion of the assets or debt or equity securities of such party; (iii) a tender offer or exchange offer for 15% or more of the outstanding voting securities of such party; or (iv) any solicitation in opposition to approval by the stockholders of the Company of this Agreement and the Merger.

SECTION 6.04  Employee Matters.

(a)           Simultaneously with the execution of this Agreement, Parent has entered into employment agreements (collectively, the “Employment Agreements,” and, individually, an “Employment Agreement”) with the individuals set forth on Schedules 6.04(a)(i) and 6.04(a)(ii) hereto.

(b)           Simultaneously with the execution of this Agreement, Parent has entered into non-solicitation and non-competition agreements (collectively, the “Non-Solicitation Agreements”, and, individually, a “Non-Solicitation Agreement”) with the individuals set forth on Schedule 6.04(b) hereto.

(c)           Prior to the Effective Time, the Company shall take all necessary actions to seek stockholder approval under Section 280G(b)(5) of the Code (in a manner satisfactory to Parent) of any payments or benefits that may constitute “excess parachute payments” within the meaning of Section 280G of the Code and shall require all “disqualified individuals” within the meaning of Section 280G of the Code to subject their existing benefits and payments that may constitute “excess parachute payments” to the stockholder approval requirements of Section 280G(b)(5) of the Code, as contemplated in the Treasury Regulations promulgated thereunder.  All documents prepared by the Company in connection with the stockholder approval under Section 280G(b)(5) (including without limitation any information statement, form of stockholder consent and form of parachute waiver) and all supporting analysis and documents shall be subject to the reasonable review and approval of the Parent.  The Company further agrees that whether or not its stockholders approve any such excess parachute payments, neither Parent nor the Surviving Corporation shall have any responsibility or liability with respect to any excise taxes owed by the recipients of any such payments.

(d)           The Company shall take all necessary corporate action to terminate its 401(k) plan (the “401(k) Plan”) effective as of the date immediately prior to the Closing Date, but contingent on the Closing.  The Company shall provide Parent with evidence that the Company’s Board of Directors has adopted resolutions to terminate the 401(k) Plan (the form and substance of which resolutions shall be subject to review and approval of Parent), effective as of the date immediately preceding the Closing Date.

(e)           By giving the Company written notice not less than two business days prior to the Closing Date, Parent may request that the Company take all necessary corporate action to terminate any other Plans effective as of immediately prior to the Closing Date.  If Parent provides such notice, Parent shall receive from the Company evidence that the Company’s Board of Directors has adopted resolutions to terminate such Plans (the form and substance of which resolutions shall be subject to review and approval of Parent) and taken all other actions necessary to terminate such Plans, effective as of the date immediately preceding the Closing Date.

(f)            Prior to the Effective Time, the Company will provide notice of termination of employment to each of the Non-Continuing Employees (as defined below), and, unless instructed otherwise by Parent in writing, provide notice of termination of the consulting relationship to each of the Company’s consultants.  The Company shall use its reasonable efforts to obtain a valid general release of claims and separation agreement from each Non-Continuing Employee, provided, however, that the Company shall not be obligated to, and shall not without Parent’s consent, offer any consideration in exchange for such release of claims and separation agreement.  “Non-Continuing Employees” shall mean any Employee of the Company who prior to the Closing, shall not have entered into an “at will” employment arrangement with Parent or a subsidiary thereof to be effective as of the Closing Date.

SECTION 6.05  Further Action; Consents; Filings.

(a)           Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its commercially reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement, (ii) obtain from any Governmental Entity or any other person all consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement and (iii) make all necessary filings, and thereafter make any other required submission, with respect to this Agreement, the Merger and the other transactions contemplated by this Agreement required under applicable Law.  The parties hereto shall cooperate with each other in connection with the making of all such filings, including by providing copies of all such documents to the nonfiling party and its advisors prior to filing and, if requested, by accepting all reasonable additions, deletions or changes suggested in connection therewith.

(b)           From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, each party shall promptly notify the other party in writing of any pending or, to the knowledge of such party, threatened action, proceeding or investigation by any Governmental Entity or any other person (i) challenging or seeking material damages in connection with this Agreement or the transactions contemplated hereunder or (ii) seeking to restrain or prohibit the consummation of the Merger or the transactions contemplated hereunder or otherwise limit the right of Parent or its subsidiaries to own or operate all or any portion of the business, assets or properties of the Company.

(c)           The Company shall use diligent efforts to promptly obtain such written consents and authorizations of third parties, give notices to third parties and take such other actions as may be necessary or appropriate in order to effect the consummation of the Merger and the other transactions contemplated by this Agreement, to enable the Surviving Corporation (or Parent) to carry on the Company’s business immediately after the Effective Time and to keep in effect and avoid the breach, violation of, termination of, or adverse change to any Contract to which the Company is a party or is bound or by which any of its assets is bound.

(d)           The Company shall timely provide to holders of Company Stock Company Equity Rights all advance notices required to be given to such holders in connection with this Agreement, the Merger and the transactions contemplated by this Agreement under the Company’s Certificate of Incorporation and Bylaws, the Stock Plan, the Company Warrants, or

obtain signed written waivers of such notices.

SECTION 6.06  No Public Announcement.  The initial press release relating to this Agreement shall be prepared by Parent, provided that the Company shall have an opportunity to review such initial press release prior to its distribution.  Thereafter, unless otherwise required by applicable Law, the Company shall not issue any press release or otherwise make any public statements with respect to this Agreement, the Merger or any of the other transactions contemplated by this Agreement without the prior written consent of Parent.  Notwithstanding anything herein to the contrary, following the public announcement of the Closing the Stockholders’ Representative shall be permitted to publicly announce that it has been engaged to serve as the Stockholders’ Representative in connection with the Merger as long as such announcement does not disclose any of the other terms of the Merger or the other transactions contemplated herein.

SECTION 6.07  Expenses.  Whether or not the Merger is consummated, each party will bear its own costs and expenses (including legal and accounting fees and expenses and any investment banking or advisory fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.  If the Merger is consummated, any Company Transaction Expenses shall be factored into the calculation of the Merger Consideration pursuant to Section 2.01(b)(i).

SECTION 6.08  Indemnification of Officers and Directors.  For a period of six (6) years from and after the Closing Date, the Surviving Corporation agrees to indemnify (including advancement of expenses) and hold harmless all past and present officers and directors of the Company to the same extent, and subject to the same conditions, such persons are indemnified by the Company as of the date of this Agreement pursuant to the Company’s Certificate of Incorporation or Bylaws, employment agreements or indemnification agreements identified on Schedule 6.08 of the Company Disclosure Schedule, or under applicable Law for acts or omissions which occurred at or prior to the Effective Time.  The articles of incorporation of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the Articles of Incorporation and Bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified in any manner that would affect adversely the rights thereunder of individuals who, prior to the Effective Time, were directors or officers of the Company, with respect to acts or omissions occurring prior to the Effective Time, unless such modification shall be required by applicable Law.  Notwithstanding the foregoing, this indemnification shall not apply to any claim or action by any such officer or director brought against the Company or any of its predecessors, successors, assigns, officers, directors, stockholders, employees or agents in response to or in connection with any claim brought by a Indemnified Party (as defined below) pursuant to Article IX of this Agreement or any other agreement contemplated by this Agreement.  Prior to the Effective Time, the Company shall, at its expense, purchase for a six-year period directors’ and officers’ insurance policy (the “D&O Tail Insurance Policy”) on terms with respect to coverage and amount reasonably satisfactory to Parent and no less favorable than those of the applicable policies in effect on the date hereof, covering all directors and officers with respect to acts or failures to act occurring at or prior to the Effective Time, including in connection with the approval of this Agreement and the transactions contemplated hereby.  Parent unconditionally and irrevocably guarantees the full and timely performance of the Surviving Corporation’s obligations after the Effective Time under the provisions of this Section 6.08.

SECTION 6.09  Conversion Schedule.  Section 6.09 of the Company Disclosure Schedule is a schedule prepared by the Company (the “Preliminary Conversion Schedule”) which shall set forth (i) the name and mailing address of each Note Holder, each holder of shares of Company Stock and each participant in the Management Incentive Plan (each such party, a “Payee”), (ii) the number of each class of shares of Company Stock held by each such Payee (if any) and their respective certificate numbers, (iii) the number and type of Company Equity Rights held by each such Payee (if any), (iv) the amount of Merger Consideration payable to each such Payee (if any) (excluding any interest in the Holdback Amount and Expense Fund (if any)), (v) the portion of the Holdback Amount and Expense Fund to be retained by Parent on behalf of each such Payee (if any), and (vi) the Carve-Out Payment to be paid to each such Payee (if any), in each case as of the execution of this Agreement as if the Effective Time and the exchange of shares pursuant to the Merger had occurred as of the date of the execution of this Agreement.  The Company shall prepare a final schedule as of the Effective Time (the “Final Conversion Schedule”), and a duly authorized officer of the Company shall certify the Final Conversion Schedule as of the Closing Date and deliver such schedule to Parent not less than two business days prior to the Closing.

SECTION 6.10  Note Holder Joinder Agreement.  Prior to the Closing Date, the Company shall obtain executed payoff, joinder and release letters from each Note Holder to which such Company Debt is owing (whether or not then due and payable), in each case (i) that sets forth the amount to be paid on or prior to the Closing Date, together with wire transfer instructions, and (ii) evidencing that the payment of such amount or, if less, such Note Holder’s share of the Maximum Company Debt Payment that would result in the full repayment, satisfaction, release, and discharge of all current and future obligations of the Company in respect of such item (a “Note Holder Joinder Agreement”), in the form attached hereto as Exhibit D.  Promptly following the Closing, Parent or the Company shall pay by wire transfer of immediately available funds, the amounts owed by the Company in respect of the Convertible Promissory Notes constituting the Company Debt, in accordance with wire instructions set forth in the applicable Note Holder Joinder Agreement; provided, however, the if the Maximum Company Debt Payment is less than the outstanding amount of Company Debt, then the Maximum Company Debt Payment available to be distributed to the Note Holders shall be distributed ratably among the Note Holders in proportion to the full amount that each such Note Holder would otherwise be entitled to receive with respect to the Company Debt held by such Note Holder.

SECTION 6.11  Tax Matters.

(a)           Preparation of Company Returns.  Parent shall prepare and file (or cause to be prepared and filed) all Tax Returns of the Company required to be filed after the Closing Date.  All Company Tax Returns for taxable periods ending on or before the Closing Date or that contain taxable periods which include but do not end on the Closing Date (“Reviewable Returns”) shall be prepared on a basis consistent with the past practices of the Company.  Any and all properly deductible amounts payable as Carve-Out Payments (including the employer portion of any payroll, social security, unemployment and any similar Taxes imposed on such payments) shall be deducted in the Tax period of the Company ending on the

Closing Date and Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) shall not apply to any such payments.  Parent shall not (and shall not cause another to) make the election under Treasury Regulations Section 1.1502-76(b)(2)(ii)(D).  Unless there is not substantial authority for the position, Parent shall cause the Company to exclude any debt cancellation income incurred by the Company in connection with the transactions contemplated by this Agreement in taxable periods (or portions thereof) ending on or before the Closing Date under the insolvency exception in Section 108(a)(1)(B) of the Code.  Parent shall provide a copy of each Reviewable Return required to be filed after the Closing Date to Stockholders’ Representative for review and comment at least twenty (20) days prior to the due date of such Tax Return and shall make changes reasonably requested by the Stockholders’ Representative.

(b)           Allocation of Items Before and After the Closing Date.  For purposes of this Section 6.11, whenever it is necessary to determine the Tax liability of the Company for a taxable period that begins before but does not end on the Closing Date, the determination of the Taxes for the portion of such period ending on and including the Closing Date and the portion of such period beginning after the Closing Date shall be made by applying the principles in Section 9.02(a)(vi).

(c)           Amended Returns; Section 338(g) Election.  Parent shall not (and shall not cause another to) amend, modify or otherwise change any Company Tax Return for a taxable period ending on or before the Closing Date or for a taxable period which includes but does not end on the Closing Date without the prior consent of the Stockholders’ Representative if such amendment, modification or change could give rise to or increase the amount of indemnifiable Losses or reduce the amount of any refund (or credit) that the Company Stockholders are entitled to under Section 6.11(f).  No Indemnified Party may seek recovery of Losses under Section 9.02 for any Tax liability resulting from an election made under Section 338(g) of the Code in connection with the Merger.

(d)           Consolidated Return.  Parent shall file a consolidated U.S. federal income tax return for the affiliated group (within the meaning of Code Section 1504) that will include the Surviving Corporation and its subsidiaries for periods starting after the Closing Date.  The parties hereto acknowledge and agree that, as a consequence of the transactions contemplated hereby, (i) the taxable year of the Company shall close for U.S. federal income tax purposes at the end of the day on the Closing Date, (ii) to the extent applicable law in other taxing jurisdictions permits, the taxable year of the Company shall close at the end of the day on the Closing Date and (iii) all Tax Returns shall be filed consistently on the foregoing basis.

(e)           Cooperation.  Parent, Surviving Corporation and the Stockholders’ Representative agree to furnish or cause to be furnished to Parent and/or the Surviving Corporation or the Stockholders’ Representative, as the case may be, at any time after the Closing Date, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company, as is reasonably requested for the filing of any Tax Returns and the conduct and settlement of any Tax Proceedings.

(f)            Refunds.  Any Tax refunds that are received by Parent or the Surviving Corporation (or credits for overpayments of Tax to which either of the foregoing are entitled) and that relate to a taxable period (or portion thereof) of the Company and/or its

Subsidiaries ending on or prior to the Closing Date shall be for the account of the Company Stockholders.  Parent shall pay to the party or account designated by the Stockholders’ Representative, for distribution to the Company Stockholders, any such refund (or the amount of any such credit) within fifteen (15) days after receipt (or entitlement to such credit), net of any Tax costs (but only to the extent such Tax cost is actually recognized on or before the end of the taxable year in which such refund is received) attributable to such refund (or credit) and out-of-pocket expenses incurred in obtaining such refund (or credit).  Subject to Section 6.11(c), Parent shall use commercially reasonable efforts to file any amended return or refund claim that could give rise to a Tax refund (or credit) that the Company Stockholders are entitled to under this Section 6.11(f) to the same extent as it would if it were entitled to such refund (or credit).  The Stockholders’ Representative shall have the right to direct the conduct and settlement of any Tax audit or administrative or judicial proceeding of, or any demand or claim on, the Surviving Corporation, the Company or one of their Subsidiaries that could reduce the amount of any refund (or credit) that the Company Stockholders are entitled to under this Section 6.11(f) to the same extent and subject to the same conditions as it has with respect to Third Party Claims under Section 9.04.

SECTION 6.12  Charter Amendment.  Prior to the Closing Date, the Company shall adopt and file with the Secretary of State of the State of Delaware the amendment to the Company’s certificate of incorporation in the form attached hereto as Exhibit E (the “Charter Amendment”).

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.01  Conditions to the Obligations of Each Party.  The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a)           Stockholder Approval.  This Agreement shall have been approved and adopted by the requisite affirmative vote of the stockholders of the Company in accordance with the DGCL and the Company’s Certificate of Incorporation and Bylaws;

(b)           No Order.  No Governmental Entity or court of competent jurisdiction located or having jurisdiction in the United States shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an “Order”) which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger;

SECTION 7.02  Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)           Representations and Warranties.  Each of the representations and warranties made by the Company in Article III of this Agreement shall be true and correct as of the Effective Time (other than such representations and warranties as are made as of another date, which shall have been true and correct as of such other date), with only such exceptions as, individually or in the aggregate, have not had a Material Adverse Effect, and Parent shall have received a certificate of the Chief Executive Officer of Company to that effect;

(b)           Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time and Parent shall have received a certificate of the Chief Executive Officer of the Company to that effect;

(c)           Approvals.  Parent shall have received, each in form and substance reasonably satisfactory to Parent, all authorizations, consents, orders and approvals set forth on Schedule 7.02(c);

(d)           Vote in Favor of the Merger.  Stockholders holding more than fifty percent (50%) of the Company Common Stock and Stockholders holding at least ninety percent  (90%) of each of (i) the Company Stock and (ii) Company Preferred Stock, each voting separately as a class, outstanding as of March 8, 2011 must have voted such stock in favor of, or consented in writing to, the approval and adoption of this Agreement and the other transactions contemplated by this Agreement;

(e)           Employment Agreements.  All of the individuals set forth on Schedule 6.04(a)(i) hereto (collectively, the “Key Employees”) and ninety percent (90%) of the individuals set forth on Schedule 6.04(a)(ii) hereto shall remain employed by the Company and any Employment Agreement and Non-Solicitation Agreements entered into with such individuals shall remain in full force and effect and (except by reason of death or disability) shall not have been anticipatorily breached or repudiated by such individual;

(f)            Non-Solicitation Agreements.  The individuals set forth on Schedule 6.04(b) hereto shall remain employed by the Company and the Non-Solicitation Agreement entered into with such individuals shall remain in full force and effect and (except by reason of death or disability) shall not have been anticipatorily breached or repudiated by such individual;

(g)           Termination of Agreement.  Parent shall have been furnished evidence satisfactory to it that the agreement identified on Schedule 7.02(g) shall have terminated prior to the Closing Date;.

(h)           Opinion of the Company’s Counsel.  Parent shall have received the opinion of Goodwin Procter, LLP, counsel to the Company, covering the matters set forth on Exhibit B;

(i)            Secretary’s Certificate.  Parent shall have received (i) a certificate executed by the Secretary of the Company attaching and certifying as to matters customary for a transaction of this sort, including, without limitation, the true and correct copies of the Company’s current Certificate of Incorporation and Bylaws and copies of the resolutions of the Company’s Board of Directors and the Company Stockholders approving and adopting this Agreement and the transactions relating hereto, and (ii) such other documents relating to the transactions contemplated by this Agreement as Parent may reasonably request;

(j)            FIRPTA Compliance.  The Company shall, prior to the Closing Date, provide Parent with a properly executed Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) Notification Letter, which states that shares of capital stock of the Company do not constitute “United States real property interests” under Section 897(c) of the Code, for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3).  In addition, simultaneously with delivery of such Notification Letter, the Company shall have provided to Parent, as agent for the Company, a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) along with written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of the Company upon the consummation of the Merger;

(k)           Board Resignations.  The Company shall have received written letters of resignation from each of the current members of the Board of Directors of the Company and each Subsidiary, in each case effective at the Effective Time;

(l)            Company Equity Rights.  Any notice period required in order to terminate all Company Equity Rights shall have expired or have been waived, and all Company Equity Rights shall be terminated and of no further force and effect;

(m)          Note Holder Joinder Agreement.  Parent shall have received an executed Note Holder Joinder Agreement from each counterparty to which such Company Debt is owing (whether or not due and payable).

(n)           Termination of the Company’s Agreements.  Parent shall have been furnished evidence satisfactory to it that all rights granted by the Company to its stockholders and in effect prior to the Closing, including, but not limited to, rights of co-sale, voting, registration, first refusal, first offer, preemptive, board observation, management rights, or information or operational covenants, shall have terminated prior to the Closing Date;

(o)           No Company Material Adverse Effect.  No event or events shall have occurred, or could be reasonably likely to occur, which, individually or in the aggregate, have, or could reasonably be expected to have, a Company Material Adverse Effect;

(p)           Termination of 401(k) Plan.  The Company shall have terminated the 401(k) Plan effective at least one day prior to the Closing Date.  The Company shall have provided to Parent (i) executed resolutions of the Board of Directors of the Company authorizing the termination and (ii) an executed amendment to the 401(k) Plan sufficient to ensure compliance with all applicable requirements of the Code and regulations thereunder so that the tax-qualified status of the 401(k) Plan will be maintained at the time of termination.  The Company shall have terminated the other Plans identified by Parent pursuant to Section 6.04(e) at least 2 business days prior to Closing and the Company shall have provided Parent with evidence, reasonably satisfactory to Parent, as to the termination of such Plans;

(q)           Datasite Materials.  A DVD (which shall be permanent and accessible, without the need for any password, with readily and commercially available software) containing, in electronic format, all documents posted to the datasite maintained by box.net on behalf of the Company as of the Closing, including the document reference for each document used to reference such documents in the datasite and the Company Disclosure Schedule;

(r)            Closing Certificate.  The Company shall have delivered to Parent the Closing Certificate;

(s)           Charter Amendment.  The Company shall have adopted and filed with the Secretary of State of the State of Delaware the Charter Amendment; and

(t)            Outstanding Common Stock.  No more than 20,000,000 shares of Company Common Stock shall be outstanding as of the Closing.

SECTION 7.03  Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)           Representations and Warranties.  Each of the representations and warranties made by Parent and Merger Sub in this Agreement that are qualified as to materiality or Parent Material Adverse Effect, or any similar standard or qualification, shall be true and correct, and each of the representations and warranties made by the Parent and Merger Sub in this Agreement that are not qualified as to materiality or Parent Material Adverse Effect, or any similar standard or qualification, shall be true and correct in all material respects, in each case as of the Effective Time with the same force and effect as if made on and as of the Effective Time except that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, and the Company shall have received a certificate of a duly authorized officer of Parent to that effect; and

(b)           Agreements and Covenants.  Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Company shall have received a certificate of a duly authorized officer of Parent to that effect.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01  Termination.  Other than as provided in Section 8.02, this Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the transactions contemplated by this Agreement, as follows:

(a)           by mutual written consent duly authorized by the Boards of Directors of each of Parent and the Company;

(b)           by either Parent or the Company if the Effective Time shall not have occurred within 45 days of the date hereof; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of, or resulted in, the failure of the Effective Time to occur within 45 days of the date hereof;

(c)           by either Parent or the Company upon the issuance of any Order which is final and nonappealable which would prevent the consummation of the Merger;

(d)           by Parent upon a breach of any material representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any material representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Sections 7.02(a) or 7.02(b) would not be satisfied (“Terminating Company Breach”); provided, however, that, if such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts and for so long as the Company continues to exercise such commercially reasonable efforts, Parent may not terminate this Agreement under this Section 8.01(d) unless such breach is not cured within 30 days after notice thereof is provided by Parent to the Company (but no cure period is required for a breach which, by its nature, cannot be cured);

(e)           by the Company upon a breach of any material representation, warranty, covenant or agreement on the part of Parent and Merger Sub set forth in this Agreement, or if any material representation or warranty of Parent and Merger Sub shall have become untrue, in either case such that the conditions set forth in Sections 7.03(a) or 7.03(b) would not be satisfied (“Terminating Parent Breach”); provided, however, that, if such Terminating Parent Breach is curable by Parent and Merger Sub through the exercise of their respective commercially reasonable efforts and for so long as Parent and Merger Sub continue to exercise such commercially reasonable efforts, the Company may not terminate this Agreement under this Section 8.01(e) unless such breach is not cured within 30 days after notice thereof is provided by the Company to Parent (but no cure period is required for a breach which, by its nature, cannot be cured); or

(f)            by Parent if Company Stockholder Written Consents sufficient to deliver the Required Vote have not been obtained and delivered to Parent within four hours after the execution of this Agreement (which Company Stockholder Written Consents will include a certificate as to the delivery of such consents to Company’s secretary, and that such consents have been filed in the minutes of the proceedings of Company’s stockholders).

SECTION 8.02  Effect of Termination.  In the event of termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Parent, Merger Sub or the Company or any of their respective officers or directors, and all rights and obligations of each party hereto shall cease; provided, however, that (i) Section 6.02(b), Section 6.06, Section 6.07, Section 8.02 and Article X shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party from liability for the willful breach of any of its representations or warranties or the breach of any of its covenants or agreements set forth in this Agreement.

SECTION 8.03  Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

SECTION 8.04  Waiver.  At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any agreement or condition contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE IX

INDEMNIFICATION

SECTION 9.01  Survival of Representations and Warranties.  The representations and warranties of the Company contained in this Agreement, the Company Disclosure Schedule (including any exhibit or schedule to the Company Disclosure Schedule), and the other certificates contemplated hereby (collectively, the “Acquisition Documents”) shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until 11:59 p.m. Pacific Time on the date that is 16 months following the Closing Date (the “Expiration Time”); provided, however, that the representations and warranties of the Company contained in Sections 3.04 (Capitalization), 3.05 (Authority Relative to This Agreement), 3.14 (Intellectual Property) and 3.15 (Taxes) (collectively, the “Fundamental Representations”) will remain operative and in full force and effect, regardless of any investigation made by or on behalf of or knowledge obtained by any of the parties to this Agreement, until the expiration of the applicable statute of limitations (the “Statutory Expiration Time”), for claims against the Note Holders (collectively, the “Indemnifying Parties”) which seek recovery of Losses arising out of an inaccuracy or breach of such representations or warranties.  The representations and warranties of Parent contained in this Agreement and the other certificates contemplated hereby shall expire and be of no further force or effect as of the Closing.  Neither the period of survival nor the liability of the Indemnifying Parties with respect to the Company’s representations and warranties shall be affected by any investigation made at any time (whether before or after the Effective Time) by or on behalf of Parent or by any actual, implied or constructive knowledge or notice of any facts or circumstances that Parent may have as a result of any such investigation or otherwise.  The parties hereto agree that reliance shall not be an element of any claim for misrepresentation or indemnification under this Agreement.  All covenants of the parties (including the covenants set forth in Article V and Article VI) shall expire and be of no further force or effect as of the Closing, except to the extent such covenants provide that they are to be performed after the Closing; provided, however, that no right to indemnification pursuant to Article IX in respect of any claim based upon any breach of a covenant shall be affected by the expiration of such covenant.  It is the express intent of the parties that, if the applicable survival period for an item as contemplated by this Section 9.01 is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated hereby.  The parties further acknowledge that the time periods set forth in this Section 9.01 for the assertion of claims under this Agreement are the result of arms’-length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.

SECTION 9.02  Indemnification by the Indemnifying Parties.

(a)           After the Effective Time, each Indemnifying Party agrees to severally and not jointly, indemnify and hold harmless Parent and its affiliates (including, after the Effective Time, the Surviving Corporation), officers, directors, employees, agents, successors and assigns (collectively, the “Indemnified Parties”) for of any and all liabilities, losses, damages of any kind, diminution in value, claims, costs, expenses, fines, fees, deficiencies, interest, awards, judgments, amounts paid in settlement and penalties (including, without limitation, reasonable attorneys’, consultants’ and experts’ fees and expenses and other reasonable costs of defending, investigating or settling claims) suffered, incurred, accrued (in accordance with U.S. GAAP as in effect at the Effective Time) or paid by them (including, without limitation, in connection with any action brought or otherwise initiated by any of them) (collectively, “Losses”) arising out of or resulting from:

(i)            any inaccuracy or breach of any representation or warranty made by the Company or any Company Stockholder in any of the Acquisition Documents;

(ii)           the breach of any covenant or agreement made by the Company in any of the Acquisition Documents;

(iii)          any inaccuracy in the information in the Closing Certificate;

(iv)          in the event that any Company Stockholder properly exercises appraisal rights under applicable Law, the amount, if any, by which the fair market value (determined in accordance with applicable Law) of the Dissenting Shares exceeds the amount such Company Stockholder was otherwise entitled to receive pursuant to Section 2.01 of this Agreement; and

(v)           any cost, loss or other expense (including the value of any Tax deduction lost) as a result of the application of Section 280G of the Code to any of the transactions contemplated by this Agreement plus any gross up amount;

(vi)          any liability for Taxes of or owed by the Company in respect of any Tax period ending on or before the Closing Date and the portion through the Closing Date of any Tax period that includes but does not end on the Closing Date (“Pre-Closing Tax Period”) to the extent that such Taxes are in excess of the amount, if any, reserved for such Taxes on the Reference Balance Sheet, as such reserve is adjusted for the passage of time through the Closing Date in accordance with past custom and practice of Company (“Tax Claims”); provided, that for purposes of applying this subparagraph (vi) in the case of any Tax period that includes but ends after the Closing Date (each, a “Straddle Period”), Taxes based on or measured by income, receipts or payroll shall be allocated to the Pre-Closing Tax Period based on an interim closing of the books as of the close of business on the Closing Date and other Taxes shall be allocated to the Pre-Closing Tax Period based on a daily proration of such Taxes or on such other method as may be agreed upon by Parent and the Stockholders’ Representative; and

(vii)         any indemnification obligations or expense reimbursement owing by Parent or any of its Subsidiaries to any past or present officers or directors of Company (whether under the applicable Law, its Restated Certificate of Incorporation, any current indemnification agreement, this Agreement or otherwise) with respect to claims made against such past or present officers or directors with respect to any act or omission by such officers or directors, in their capacity as such, prior to the Closing, or (B) any liability resulting from any act omission occurring prior to the Closing constituting a breach or alleged breach of a fiduciary duty by past or present officers and directors of the Company, in their capacities as such, prior to Closing.

(b)           As used herein, “Losses” are not limited to matters asserted by third parties, but include Losses incurred or sustained by the Indemnified Parties in the absence of claims by third parties.  All indemnification payments under this Article IX will be deemed adjustments to the Merger Consideration for all tax, financial reporting and other purposes.

(c)           By virtue of their adoption of this Agreement and their approval of the transactions contemplated hereby, the Indemnifying Parties acknowledge and agree that, if the Surviving Corporation suffers, incurs or otherwise becomes subject to any Losses as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Surviving Corporation as an Indemnitee) Parent shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation, to have incurred Losses as a result of and in connection with such inaccuracy or breach.

(d)           No Indemnifying Party shall have any right of contribution, right of indemnity or other right or remedy against the Surviving Corporation in connection with any indemnification obligation or any other liability to which such Indemnifying Party may become subject under or in connection this Agreement.

(e)           Notwithstanding anything herein to the contrary, the Company’s representations and warranties contained in Article III of this Agreement shall, for purposes of the Indemnifying Parties’ indemnification obligations, be deemed to be made as of the date of this Agreement and as of the Effective Time (except for any such representation or warranty that expressly speaks of an earlier date) without regard to any exceptions set forth in the certificates delivered in connection with Section 7.02(a) or any notices or amendments of, or supplements to, the Company Disclosure Schedule delivered pursuant to Section 5.03.

(f)            “Pro Rata Share” shall mean, with respect to each Indemnifying Party, an amount on a pro rata basis calculated based on the aggregate Merger Consideration otherwise payable to each Indemnifying Party pursuant to this Agreement in respect of the Company Stock and Company Debt held by such Indemnifying Party (before giving effect to any holdbacks contemplated by this Agreement) relative to the aggregate Merger Consideration payable in respect of all Company Stock and Company Debt held by such Indemnifying Parties.

SECTION 9.03  Indemnifiable Damage Threshold; Other Limitations.

(a)           Notwithstanding anything to the contrary contained in this

Agreement, the maximum amount the Indemnified Party may recover from the Indemnifying Parties pursuant to Section 9.02(a) shall be limited as follows:

(i)            the maximum aggregate amount of indemnifiable Losses arising out of or resulting from the causes enumerated in Sections 9.02(a)(i) and (ii) that may be recovered from the Indemnifying Parties shall be limited to the setoff from and reduction of the Holdback Amount in an amount equal to such indemnifiable Loss; provided, however, that this Section 9.03(a)(i) shall not apply to any Losses arising out of breaches of Fundamental Representations;

(ii)           no indemnification payment by the Indemnifying Parties with respect to any indemnifiable Losses otherwise payable under Section 9.02(a)(i) and arising out of or resulting from the causes enumerated in Section 9.02(a)(i) shall be payable until such time as all such indemnifiable Losses shall aggregate to more than $25,000 (the “Basket”), after which time the Indemnifying Parties shall, subject to the limitations in this Section 9.03, be liable for all indemnifiable Losses including the Basket; and

(iii)          no indemnification shall be payable to an Indemnified Party with respect to claims asserted by such Indemnified Party pursuant to Sections 9.02(a)(ii)-(vii) after the date that is 36 months after the Closing Date (the “Outside Date”).  No indemnification shall be payable to an Indemnified Party with respect to claims asserted by such Indemnified Party pursuant to Section 9.02(a)(i) after the Expiration Time or, in the case of claims that arise from or result from, or are directly or indirectly connected with, any breach of the Fundamental Representations, after the applicable Statutory Expiration Time; provided, that in the event a claim has been properly made on or prior to the Outside Date, the Expiration Date or the applicable Statutory Expiration Time, as the case may be, and such claim is unresolved as of the Outside Date, the Expiration Time or the applicable Statutory Expiration Time, as the case may be, then the right to indemnification with respect to indemnification with respect to such claim shall remain in effect until such matter shall have been finally determined.

(b)           With respect to claims arising out of, resulting from or in connection with (a) any inaccuracies in or breaches of the Fundamental Representations or (b) claims arising out of or resulting from the causes enumerated in Section 9.02(a)(iii)-(vii), the maximum aggregate amount of indemnifiable Losses arising therefrom that may be recovered from the Indemnifying Parties shall be limited to an aggregate amount of $2,000,000 (including any and all Losses satisfied out of the Holdback Amount or otherwise paid by an Indemnifying Party pursuant to any provision in this Article IX) and the maximum aggregate amount that may be recovered from any Indemnifying Party shall be limited to an amount equal to such Indemnifying Parties’ Pro Rata Share of such aggregate amount of $2,000,000 (including any and all Losses satisfied out of the Holdback Amount or otherwise paid by an Indemnifying Party pursuant to any provision in this Article IX).  No Indemnifying Party shall have any liability with respect to representations, warranties, covenants and agreements made by any other Indemnifying Party.

(c)           All obligations of the Indemnifying Parties pursuant to this Article IX shall be satisfied (a) first, as a set off against the Holdback Amount and (b) second, by the Indemnifying Parties, subject to any applicable limits set forth in this Agreement.  However, if as a result of this Section 9.03(c), indemnification payments are made to Indemnified Parties for matters for which recovery is not limited to setoff and reduction of the Holdback Amount (such matters, “Non-Holdback Matters”) through recovery from the Holdback Amount and such recovery depletes the Holdback Amount; the maximum liability for a subsequent claim based on a matter for which recovery is limited to setoff and reduction of the Holdback Amount (and which would otherwise be recoverable only from the Holdback Amount) shall be a dollar amount equal to such Indemnifying Party’s Pro Rata Share of the Holdback Amount irrespective of the fact that the Holdback Amount was used to satisfy Losses resulting from the Non-Holdback Matters (such that the total amount recoverable for these two claims would be the same as if the chronological order of the claims were reversed).

(d)           For purposes of calculating Losses under Section 9.02(a)(i) or (ii) for any breach of any representation, warranty or covenant, any qualification contained in such representation, warranty or covenant using words “material,” “materially” or “material adverse effect” shall be disregarded and deemed not to include such words.  The amount of indemnifiable Losses required to be paid under this Article IX shall be reduced by (or if already paid, shall be promptly repaid in the amount of) any recoveries actually received by a Indemnified Party under insurance policies (net of (i) any deductibles or other amounts payable with respect thereto, and (ii) the present value of any increases in insurance premiums payable by such Indemnified Party, as determined in good faith by such Indemnified Party); provided, however, that nothing in the foregoing shall be deemed to require or obligate any Indemnified Party to seek recovery under any insurance policy with respect to any amount of Losses.

(e)           Each Indemnified Party shall take reasonable steps, including, without limitation involving employees of the Surviving Corporation, to mitigate Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any event that could reasonably be expected to give rise to any such Losses.

(f)            Any liability for indemnification under this Article IX shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.  Anything herein to the contrary notwithstanding, the Indemnifying Party shall not have any liability under Article IX of this Agreement for any punitive, special or exemplary damages unless the Indemnified Party is seeking reimbursement for punitive, special or exemplary damages awarded or sought pursuant to a Third Party Claim.

(g)           In no event shall the aggregate Losses recoverable from any Indemnifying Parties exceed the Merger Consideration actually received by such Indemnifying Party (whether on account of their Company Stock or Company Debt).

SECTION 9.04  Indemnification Procedures.  Parent shall provide all notices given pursuant to this Section to the Stockholders’ Representative in lieu of providing notice to the Indemnifying Parties.

(a)           Third Party Claims.

(i)            The obligations and liabilities of Indemnifying Parties

under this Article IX with respect to Losses arising from actual or threatened claims or demands by any third party which are subject to the indemnification provided for in this Article IX (“Third Party Claims”) shall be governed by and contingent upon the following additional terms and conditions:  if an Indemnified Party shall receive notice of any Third Party Claim, the Indemnified Party shall give the Stockholders’ Representative notice of such Third Party Claim within 90 days of the receipt by the Indemnified Party of such notice; provided, however, that the failure to provide such notice shall not release an Indemnifying Party from any of its obligations under this Article IX except to the extent that such Indemnifying Party is materially prejudiced by such failure.  The notice of claim shall describe in reasonable detail the facts known to the Indemnified Party giving rise to such indemnification claim, and the amount or good faith estimate of the amount arising therefrom.

(ii)           If the Stockholders’ Representative acknowledges in writing the obligation of the Indemnifying Party to indemnify the Indemnified Party hereunder against any Losses that may result from such Third Party Claim pursuant to and subject to this Article IX, then the Stockholders’ Representative shall be entitled to assume and control the defense of such Third Party Claim on behalf of the Indemnifying Parties through counsel of its choice (such counsel to be reasonably acceptable to the Indemnified Party) if it gives notice of its intention to do so to the Indemnified Party within 30 days of the receipt of such notice from the Indemnified Party; provided, however, that the Stockholders’ Representative shall not have the right to assume the defense of the Third Party Claim if (i) any such claim seeks, in addition to or in lieu of monetary losses, any injunctive or other equitable relief, (ii) the Stockholders’ Representative fails to provide reasonable assurance to the Indemnified Party of the adequacy of the remaining Holdback Amount or, for Non-Holdback Matters, $2,000,000 to provide indemnification in accordance with the provisions of this Agreement with respect to such proceeding, (ii) there is reasonably likely to exist a conflict of interest that would make it inappropriate (in the judgment of the Indemnified Party in its reasonable discretion) for the same counsel to represent both the Indemnified Party and the Stockholders’ Representative and the Indemnifying Parties, (iii) settlement of, or an adverse judgment with respect to, the Third Party Claim may establish (in the good faith judgment of the Indemnified Party) a precedential custom or practice adverse to the business interests of the Indemnified Party, or (iv) any such claim relates to or affects Parent or the Surviving Corporation’s intellectual property rights.  Prior to the expiration of the thirty (30) day period in which the Stockholders’ Representative may elect to assume the defense, the Indemnified Party shall have the right (and in the event there is an indemnifiable Loss, at the expense of the Indemnifying Parties subject to the provisions of this Article IX) to defend or prosecute such claim in a manner as it may deem reasonably appropriate.  If the Stockholders’ Representative, on behalf of the Indemnifying Parties, assumes the defense of a Third Party Claim, it will conduct the defense actively, diligently and at the expense of the Indemnifying Parties, and the Indemnifying Parties will hold all Indemnified Parties harmless from and against all Losses caused by or arising out of any settlement thereof pursuant to and subject to this Article IX.  The Indemnified Party shall cooperate with the Stockholders’ Representative in such defense and make available (including by electronic means, to the extent available) to the Stockholders’ Representative and the Indemnifying Parties all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably requested by the Indemnifying Parties.  Except with the written consent of the Indemnified Party (not to be unreasonably withheld or delayed), the Stockholders’ Representative, on behalf of the

Indemnifying Parties, will not, in the defense of a Third Party Claim, consent to the entry of any judgment or enter into any settlement (i) which does not include as an unconditional term thereof the giving to the Indemnified Party by the third party of a release from all liability with respect to such suit, claim, action, or proceeding; (ii) unless there is no finding or admission of (A) any violation of Law by the Indemnified Party (or any affiliate thereof), (B) any liability on the part of the Indemnified Party (or any affiliate thereof) or (C) any violation of the rights of any person and no effect on any other claims of a similar nature that may be made by the same third party against the Indemnified Party (or any affiliate thereof); or (iii) which exceeds the then current value of the Holdback Amount.

(iii)          In the event that the Stockholders’ Representative, on behalf of the Indemnifying Parties, fails or elects not to assume the defense of an Indemnified Party against such Third Party Claim which the Indemnifying Parties had the right to assume pursuant to Section 9.04(a), the Indemnified Party shall have the right (and in the event there is an indemnifiable Loss, at the expense of the Indemnifying Parties subject to the provisions of this Article IX), to defend or prosecute such claim in any manner as it may reasonably deem appropriate and may settle such claim and seek prompt reimbursement for any Losses incurred in connection with such settlement subject to the provisions of this Article IX after (i) giving written notice thereof to the Stockholders’ Representative and (ii) upon the prior written consent of the Stockholders’ Representative behalf (which shall not be unreasonably withheld or delayed) without which no such settlement shall be binding on the Indemnifying Parties.  If no settlement of such Third Party Claim is made, the Indemnified Party may seek prompt reimbursement for any Losses arising out of any judgment rendered with respect to such claim subject to the provisions of this Article IX.

(iv)          In the event that the Indemnifying Parties are not entitled to assume the defense of the Indemnified Party against such Third Party Claim pursuant to Section 9.04(a), the Indemnified Party shall have the right to defend or prosecute such claim and consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim and seek prompt reimbursement for any Losses incurred in connection with such settlement subject to the provisions of this Article IX after (i) giving written notice thereof to the Stockholders’ Representative and (ii) upon the prior written consent of the Stockholders’ Representative (which shall not be unreasonably withheld or delayed) without which no such settlement shall be binding on the Indemnifying Parties.  In such case, the Indemnified Party shall conduct the defense of the Third Party Claim actively and diligently, and the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party all such witnesses, records, materials and information in any Indemnifying Party’s possession or under any Indemnifying Party’s control relating thereto as is reasonably requested by the Indemnified Party.

(b)           Direct Claims.

(i)            Notice of Claim.  In the event of a claim that does not involve a Third Party Claim being asserted against it, the Indemnified Party shall notify the Stockholders’ Representative on behalf of the Indemnifying Parties in writing (a “Notice of Direct Claim”).  The Notice of Direct Claim shall set forth the amount, if known, or, if not known, an estimate of the foreseeable maximum amount of claimed Losses (which estimate shall not be conclusive of the final amount of such Losses) and a description of the basis for such claim.  The failure to provide such notice shall not release an Indemnifying Party from any of its obligations under this Article IX except to the extent that such Indemnifying Party is actually prejudiced by such failure.

(ii)           Objections to Claim.  The Stockholders’ Representative on behalf of the Indemnifying Parties will have thirty (30) days from receipt of such Notice of Direct Claim to dispute the claim by providing written notice of such objection, which notice shall describe the grounds for such objection in reasonable detail.  If the Stockholders’ Representative on behalf of the Indemnifying Parties does not give notice to the Indemnified Party that they dispute such claim within thirty (30) days after its receipt of the Notice of Direct Claim, the claim specified in such Notice of Direct Claim will be conclusively deemed a Loss subject to indemnification hereunder.

(iii)          Resolution.  If the Stockholders’ Representative shall timely deliver a notice pursuant to Section 9.04(b)(ii), objecting in writing to any claim or claims by the Indemnified Party, the Stockholders’ Representative and Indemnified Party shall attempt in good faith to determine the validity of the claim for indemnity and to agree upon the rights of the respective parties with respect to each of such claims.  If no such agreement can be reached after good faith negotiation, Parent and the Stockholders’ Representative may, subject to the terms of this Agreement, pursue all rights and remedies available to the Indemnified Party or the Stockholders’ Representative, as appropriate, under law or equity.  For the sake of clarity, any amount of indemnified Losses which is subject to dispute shall be a Pending Claims Amount (as defined below) for all purposes under this Agreement.

(c)           Setoff.  Subject to the indemnification limitations set forth in this Article IX, Parent is authorized (in its sole and absolute discretion) to setoff and apply all indemnifiable Losses against any Holdback Amount to be paid (and not yet paid) to the Indemnifying Parties as follows:

(i)            Upon the making of any claim for indemnification, the remaining amount of the Holdback Amount shall be reduced by the amount necessary to satisfy and pay such claim (each such amount, a “Pending Claims Amount”) and Parent will only thereafter distribute any Pending Claims Amounts as provided in Section 9.04(c)(ii) below.

(ii)           Within five business days following the date that is 16 months after the Closing Date, Parent will distribute or cause to be distributed to the Indemnifying Parties an amount equal to (i) the Holdback Amount, minus (ii) all indemnified Losses to which Parent or any Indemnified Party is entitled pursuant to a Settlement Letter or a Final Court Order, minus (iii) all Pending Claims Amounts that have not been previously resolved pursuant to a Settlement Letter or a Final Court Order plus (iv) any amounts returned to Parent pursuant to Section 9.08.  Parent will only distribute a Pending Claims Amount in accordance with a letter executed by Parent and the Stockholders’ Representative settling in full the claim related to such Pending Claims Amount (a “Settlement Letter”) or a final, non appealable judgment of a court of competent jurisdiction finally determining the amount, if any, of indemnified Losses to which an Indemnified Party is entitled for the claim related to such Pending Claims Amount (a “Final Court Order”).

SECTION 9.05  Stockholders’ Representative.

(a)           By voting in favor of the adoption of this Agreement, the approval of the principal terms of the Merger, execution of a Note Holder Joinder Agreement, and the consummation of the Merger or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, each Indemnifying Party shall be deemed to have approved the designation of, and hereby designates, Shareholder Representative Services LLC as the Stockholders’ Representative (the “Stockholders’ Representative”) under the terms set forth herein.  The Stockholders’ Representative shall act as the representative of the Indemnifying Parties, and shall be authorized to act on behalf of the Indemnifying Parties and to take any and all actions required or permitted to be taken by the Stockholders’ Representative under this Agreement with respect to any claims (including the settlement thereof) made by an Indemnified Party for indemnification pursuant to this Article IX (including, without limitation, the exercise of the power to (i) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to any claims for indemnification and (ii) take all actions necessary in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing).  In all matters relating to this Article IX, the Stockholders’ Representative shall be the only party entitled to assert the rights of the Indemnifying Parties, and the Stockholders’ Representative shall perform all of the obligations of the Indemnifying Parties hereunder.  The Indemnified Parties shall be entitled to rely on all statements, representations and decisions of the Stockholders’ Representative.  Each Indemnifying Party hereby agrees to receive correspondence from the Stockholders’ Representative, including in electronic form.

(b)           The Indemnifying Parties shall be bound by all actions taken by the Stockholders’ Representative in his, her or its capacity thereof, except for any action that conflicts with the limitations set forth in subsection (d) below.  The Stockholders’ Representative shall at all times act in his or her capacity as Stockholders’ Representative in a manner that the Stockholders’ Representative believes to be in the best interest of the Indemnifying Parties.  Neither the Stockholders’ Representative nor any of its directors, officers, agents or employees, if any, shall be liable to any person for any error of judgment, or any action taken, suffered or omitted to be taken under this Agreement, except in the case of its gross negligence or willful misconduct.  The Stockholders’ Representative may consult with legal counsel, independent public accountants and other experts selected by it.  The Stockholders’ Representative shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement.

(c)           Each Indemnifying Party shall indemnify and hold harmless and reimburse the Stockholders’ Representative from and against such Indemnifying Party’s ratable share of any and all liabilities, losses, damages, claims, suits, actions, causes of action, costs or expenses (including attorneys’ fees and court costs) (collectively, “Representative Losses”) suffered or incurred by the Stockholders’ Representative arising out of or resulting from any action taken or omitted to be taken by the Stockholders’ Representative under this Agreement, in each case as such Representative Loss is incurred; provided that in the event it is finally adjudicated that a Representative Loss or any portion thereof was primarily caused by the gross negligence or willful misconduct of the Stockholders’ Representative, the Stockholders’ Representative will reimburse the Indemnifying Parties the amount of such indemnified

Representative Loss attributable to such gross negligence or willful misconduct.  If not paid directly to the Stockholders’ Representative by the Indemnifying Parties, any such Representative Losses may be recovered by the Stockholders’ Representative from the funds in the Expense Fund; provided that while this Article IX allows the Stockholders’ Representative to be paid from the Expense Fund, this does not relieve the Indemnifying Parties from their obligation to promptly pay such Representative Losses, nor does it prevent the Stockholders’ Representative from seeking any remedies available to it at law or otherwise.

(d)           If the Stockholders’ Representative shall die, be removed, become disabled, resign or otherwise be unable to fulfill its responsibilities hereunder, the Indemnifying Parties shall (by consent of those persons entitled to at least a majority of the Maximum Company Debt Payment), within 10 days after such death, removal, disability, resignation or inability, appoint a successor to the Stockholders’ Representative and immediately thereafter notify Parent of the identity of such successor.  Any such successor shall succeed the former Stockholders’ Representative as the Stockholders’ Representative hereunder.  If for any reason there is no Stockholders’ Representative at any time, all references herein to the Stockholders’ Representative shall be deemed to refer to the Indemnifying Parties.

SECTION 9.06  Remedies Exclusive.  From and after Closing, except for equitable remedies or in the event of fraud, willful breach or intentional misrepresentation, the rights of the Indemnified Parties to indemnification relating to this Agreement or the transactions contemplated hereby shall be strictly limited to those contained in this Article IX and such indemnification rights shall be the exclusive remedies of the Indemnified Parties subsequent to the Closing Date with respect to any matter in any way relating to this Agreement or arising in connection herewith.  Except in the event of fraud, willful breach or intentional misrepresentation, or as provided in this Article IX, no action shall be brought or maintained by any party against any Indemnifying Party and no recourse shall be brought or granted against any Indemnifying Party, by virtue of or based upon any alleged misstatement or omission respecting an inaccuracy in or breach of any of the representations, warranties or covenants of any of the Company or any Indemnifying Party set forth or contained in this Agreement. For the avoidance of doubt, neither the foregoing nor any other provision set forth in this Agreement shall in any way limit or otherwise restrict any right of an Indemnified Party with respect to claims or causes of action arising out of fraud, willful breach or intentional misrepresentation.

SECTION 9.07  Subrogation.  After any indemnification payment is made to any Indemnified Party pursuant to this Article IX, the Indemnifying Parties shall, to the extent of such payment, be subrogated to all rights, if any, of the Indemnified Party against any third party, other than against any insurance policies of Parent or the Surviving Corporation, in connection with the Losses to which such payment relates.  Without limiting the generality of the preceding sentence, any Indemnified Party receiving an indemnification payment pursuant to the preceding sentence shall execute, upon the written request of the Stockholders’ Representative, any instrument reasonably necessary to evidence such subrogation rights. Notwithstanding the foregoing, the Indemnifying Parties shall not be subrogated if it would be, and the Indemnified Parties shall not be required to take any actions that would be, detrimental to the Indemnified Parties (including if it would require any Indemnified Party to incur any costs, expenses or liabilities, or if it would require involvement of any past or present customer of Parent or the Surviving Corporation).

SECTION 9.08  Expense Fund.  A total of $100,000 shall be withheld from amounts otherwise payable to the Indemnifying Parties pursuant to this Agreement and contributed by the Indemnifying Parties to a segregated client bank account, maintained by the Stockholders’ Representative, for the Stockholders’ Representative to hold as agent and for the benefit of the Indemnifying Parties as a fund for the fees and expenses of the Stockholders’ Representative incurred in connection with this Agreement (the “Expense Fund”).  The Stockholders’ Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy.  The Indemnifying Parties shall not receive interest or other earnings on the Expense Fund and the Indemnifying Parties irrevocably transfer and assign to the Stockholders’ Representative any ownership right that they may have in any interest that may accrue on funds in the Expense Fund.  The Indemnifying Parties acknowledge that the Stockholders’ Representative is not providing any investment supervision, recommendations or advice.  The Stockholders’ Representative shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its own gross negligence or willful misconduct.  With respect to each Indemnifying Party, an amount equal to such Indemnifying Party’s Pro Rata Share of $100,000 shall be (a) withheld from the aggregate of the amounts otherwise payable to such Indemnifying Party pursuant to this Agreement and (b) paid to the Expense Fund at the Effective Time.  Within five business days following the date that is 16 months after the Closing Date, the Stockholders’ Representative shall deliver the remaining balance of the Expense Fund not used for payment of fees and expenses of the Stockholders’ Representative to the Indemnifying Parties based on their respective Pro Rata Share as set forth on the Conversion Schedule.  For tax purposes, the Expense Fund shall be treated as having been received and voluntarily set aside by the Stockholders at the time of Closing.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01  Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, facsimile, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

(a)           if to Parent or Merger Sub:

DemandTec, Inc.

1 Franklin Parkway, Building 910

San Mateo, CA 94403

Facsimile No.:  (650) 645-7383

Attention:  Chief Financial Officer

with a copy to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Drive

Redwood City, California  94063

Facsimile No.:  (650) 321-2800

Attention:  Brooks Stough, Esq.

(b)           if to the Company:

M-Factor, Inc.

1400 Fashion Island Boulevard, Suite 602

San Mateo, CA 94404

Attention:  Bruce Pagliuca

with a copy to:

Goodwin Procter, LLP

135 Commonwealth Drive

Menlo Park, CA  94025

Facsimile No.:  (650) 853-1038

Attention:  Anthony J. McCusker, Esq.

(c)           if to the Stockholders’ Representative:

Shareholder Representative Services LLC
601 Montgomery Street, Suite 2020
San Francisco, CA 94111
Attention:  Managing Director
Email:  deals@shareholderrep.com
Facsimile No.:  (415) 962-4147
Telephone No.:  (415) 367-9400

In all cases, with a copy to (which shall not constitute notice):

Goodwin Procter, LLP

135 Commonwealth Drive

Menlo Park, CA  94025

Facsimile No.:  (650) 853-1038

Attention:  Anthony J. McCusker, Esq.

SECTION 10.02  Certain Definitions.  As used in this Agreement, the following terms shall have the following meanings:

(a)           “affiliate” of a specified person means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified person.

(b)           “beneficial owner” with respect to any shares means a person who shall be deemed to be the beneficial owner of such shares (i) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding, or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates or person with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares.

(c)           “business day” means any day on which banks are not required or authorized to close in San Francisco, California.

(d)           “knowledge” means, with respect to any party hereto, the actual knowledge of such party or, if applicable, the officers of such party and such knowledge that such persons could be expected to have after reasonable inquiry or due investigation.

(e)           “person” means an individual, corporation, partnership, limited partnership, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

(f)            “subsidiary” or “subsidiaries” of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

SECTION 10.03  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

SECTION 10.04  Assignment; Binding Effect; Benefit.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.  Notwithstanding anything contained in this Agreement to the contrary, except as provided in Section 6.08 nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

SECTION 10.05  Incorporation of Exhibits.  The Company Disclosure Schedule, the Schedules and all Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

SECTION 10.06  Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy at law or in equity.

SECTION 10.07  Governing Law; Forum.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of California applicable to contracts executed in and to be performed in that state and without regard to any applicable conflicts of law.  Any controversy or claim arising out of or relating to this Agreement or a breach hereof shall be finally settled by arbitration in San Mateo, California, under the commercial rules then in effect of the American Arbitration Association, and shall be determined in accordance with the laws of the State of California applicable to contracts to be wholly performed therein.

SECTION 10.08  Time of the Essence.  For purposes of this Agreement and the transactions contemplated by this Agreement, time is of the essence.

SECTION 10.09  Waiver of Jury Trial.  Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

SECTION 10.10  Construction and Interpretation.

(a)           For purposes of this Agreement, whenever the context requires, the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b)           Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise.  No party to this Agreement shall be considered the draftsman.  The parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

(c)           As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)           Except as otherwise indicated, all references in this Agreement to “Articles,” “Sections,” “Schedules” and “Exhibits” are intended to refer to an Article or Section of, or Schedule or Exhibit to, this Agreement.

(e)           Except as otherwise indicated, all references (i) to any agreement (including this Agreement), contract or Law are to such agreement, contract or Law as amended, modified, supplemented or replaced from time to time, and (ii) to any Governmental Entity include any successor to that Governmental Entity.

SECTION 10.11  Further Assurances.  Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

SECTION 10.12  Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.13  Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 10.14  Entire Agreement.  This Agreement (including the Exhibits, the Schedules and the Company Disclosure Schedule) and the Non-Disclosure Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto.  No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

SECTION 10.15  Additional Agreement.  Each of the parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees, and Affiliates that the Company is currently a client of Goodwin Procter, LLP (“Goodwin Procter”).  After the Closing, it is possible that Goodwin Procter will represent the Indemnifying Parties, the Stockholders’ Representative and their respective Affiliates (individually and collectively, the “Seller Group”) in connection with matters related to this Agreement, including, without limitation, matters related to the Holdback Amount and any claims related thereto pursuant to this Agreement.  Parent and the Company hereby agree that Goodwin Procter (or any successor) may represent the Seller Group in the future in connection with matters related to this Agreement and any claims that may be made thereunder pursuant to this Agreement.  Goodwin Procter (or any successor) may serve as counsel to Seller Group or any director, member, partner, officer, employee, representative, or Affiliate of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement  or the transactions contemplated by this Agreement  and each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom.  Each of the parties hereto acknowledges that such consent and waiver is voluntary, has been carefully considered and the parties have consulted with counsel or been advised they should do so in connection with this waiver and consent.

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IN WITNESS WHEREOF, each of Parent, Merger Sub, the Company and the Stockholders’ Representative has executed or has caused this Agreement to be executed by its duly authorized officer as of the date first written above.

DEMANDTEC, INC.

By:	/s/ Daniel Fishback
Name: Daniel Fishback
Title: Chief Executive Officer

MOGUL MERGER SUB, INC.

By:	/s/ Daniel Fishback
Name: Daniel Fishback
Title: Chief Executive Officer

M-FACTOR, INC.

By:	/s/ Bruce Pagliuca
Name: Bruce Pagliuca
Title: Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as Stockholders’ Representative

By:	/s/ Mark B. Vogel
Name: Mark B. Vogel
Title: Managing Director